AR/S

P.E. 12-31-02

skyward to GROWTH

IBERIABANK Corporation™





ANNUAL REPORT

financial HIGHLIGHTS

(dollars in thousands, except per share data)	2002	2001	% Change
Income Data			
Net Interest Income	$ 59,594	$ 54,350	10%
Net Interest Income (Tax-equivalent Basis)	61,063	54,777	11%
Net Income	18,453	14,508	27%
Per Share Data			
Net Income - Basic	$ 3.26	$ 2.48	31%
Net Income - Diluted	3.02	2.36	28%
Cash Earnings - Diluted	3.06	2.76	11%
Book Value	24.88	23.03	8%
Tangible Book Value	18.57	16.92	10%
Cash Dividends	0.76	0.70	9%
Average Balance Sheet Data			
Loans	$ 976,326	$ 948,060	3%
Earning Assets	1,353,057	1,324,570	2%
Total Assets	1,464,419	1,418,980	3%
Deposits	1,224,522	1,211,785	1%
Shareholders' Equity	140,625	133,906	5%
Key Ratios			
Return on Average Assets	1.26%	1.02%	
Return on Average Equity	13.12%	10.83%	
Net Interest Margin (Tax-equivalent Basis)	4.49%	4.11%	
Efficiency Ratio	56.8%	60.0%	
Tangible Efficiency Ratio (Tax-equivalent Basis)	55.0%	55.0%	
Average Loans to Average Deposits	79.7%	78.2%	
Nonperforming Assets to Total Assets	0.42%	0.91%	
Allowance For Loan Losses to Loans	1.25%	1.16%	
Net Charge-Offs to Average Loans	0.43%	0.44%	
Average Equity to Average Total Assets	9.60%	9.44%	
Tier 1 Leverage Ratio	7.62%	6.95%	
Dividend Payout Ratio	23.7%	28.7%	

CONTENTS

Color inset photo of Allard Oak by Paul Combel



pathways to

Built upon a solid foundation, the IBERIABANK pathway to growth has been nurtured by a well executed transition from a historic thrift institution to the highly regarded statewide commercial bank it is today.

For 116 years, IBERIABANK and its predecessors, have served communities that value stability and steady growth. Like the magnificent oak trees that grace the landscape of our state, IBERIABANK has become a symbol of Louisiana strength, endurance and culture.

Our base is strong. Our reach is ever growing — well planned and tended by a leadership team and associates who combine exceptional expertise and experience in banking with strong commitments to customer service and shareholder value.

IBERIABANK Corporation is a commercial bank holding company organized under the laws of the State of Louisiana with consolidated assets at December 31, 2002, of $1.6 billion. The lead bank for IBERIABANK Corporation is IBERIABANK. At the end of 2002, IBERIABANK had 39 offices serving 9 parishes in Louisiana. IBERIABANK and its predecessor organizations have served Louisiana customers for 116 years. IBERIABANK Corporation is the third largest Louisiana-based bank holding company.

strength

growth

endurance

stability

longevity

letter to SHAREHOLDERS



Allard Oak, City Park, New Orleans

The creation of a thousand forests is in one acorn.
– Ralph Waldo Emerson

Dear Shareholders,

The year 2002 was a year of growth, perseverance and strength. We are proud of the many accomplishments we achieved during the year, our current financial condition and our prospects for the future. In many ways, we find the characteristics of our organization, events and accomplishments to be analogous to characteristics of the oak tree. This symbolism is enhanced by the oak tree's indigenous nature to the markets we serve.

Three years ago, our leadership team planted a seed with a vision to make shareholders a priority and to build a successful commercial bank that would meet and surpass client needs. That seed has grown into an organization that has met those expectations and continues to focus on exceeding them.

We believe that our company is uniquely positioned throughout Louisiana. We deliver on our promise to be relationship focused by making decisions close to our clients, in contrast to those made by other larger institutions headquartered thousands of miles away. We are pleased to have comparable resources to our larger competitors, but the agility of the smaller ones. We firmly believe we can offer the best of all worlds. We have the unique opportunity of being in the right place, at the right time, with the right talent to be successful.

I am very proud of the skillful team we have in place at our company. A combination of hard work and creative ideas is evident in the success we have enjoyed. Our strong belief in continuous improvement provides a culture that promotes progress. During 2002, we were able to supplement our people strength with additional strategic hires. This talent includes client relationship managers, private bankers and specialists in marketing, security, technology, operations and others. We continue to operate a very lean organization through our effective use of maximizing the talents that people bring to our company. Teamwork is one of the hallmarks of our culture, and many of our associates are expected to wear "different hats." This approach provides an excellent opportunity for our leadership team and associates to be most effective and efficient by applying their technical expertise in other areas of our organization.

During the year, we established advisory boards in three of our markets. In each case, the involvement and advice of these business leaders has dramatically exceeded our expectations. We appreciate their willingness to lend us their expertise and guidance that makes us a better company for our clients and communities.

Our continued success is, in part, a function of the fertile soil upon which our franchise grows. As described later in this report, the local economies we serve continue to perform well, particularly when compared to the national economic scene. Oil and natural gas have had a positive influence on our local economies. However, we believe our markets have become less effected by the volatility of energy prices. The Acadiana region (the five parish area we serve in south central Louisiana) has demonstrated an excellent skill at diversifying its economic sources of revenue and is performing very well. While the tourism trade has had some dampening effect on the New Orleans economy, our franchise in this market continues to flourish. For example, our commercial loans grew 76% during 2002 in New Orleans, which exceeded our expectations. North Louisiana's economy remains stable and continues to experience some of the lowest unemployment statistics in the state.

The interest rate environment during 2002 has been a very challenging one for financial institutions. Substantial write-downs of credits in airline, telecommunications, technology, health care, and other beleaguered industries, along with interest-rate spread compression, mortgage servicing write-downs and operational difficulties combined, made 2002 a year many bank investors want to forget. We have successfully navigated these difficult times by staying local, remaining focused on our clients and applying strict disciplines in our approach to business. In addition to the interest rate challenges, we literally "weathered the storm" of Hurricane Lili. I am particularly proud of our people and the communities we serve that showed tremendous strength and determination in the face of this recent adversity.

The year of 2002 was a very successful one for our company. As the theme of our annual report, "Pathways to Growth," suggests, we embarked upon a number of different paths to achieve growth. We experienced strong growth through organic means—namely, loan originations and deposit gathering. Our total loans outstanding passed the $1 billion mark near the end of the year. We also announced plans for external expansion—namely, we announced the first acquisition since the current management team joined the Company. On February 28, 2003, we completed the acquisition of Acadiana Bancshares, Inc., parent company of LBA Savings Bank.

Similar to the 500-year old oak tree with its towering presence outside St. John's Cathedral in Lafayette, the roots of LBA Savings Bank and IBERIABANK go back many generations. Our organizations are two of the oldest banks in continuous operation in the Acadiana region. The 103-year old LBA Savings Bank and 116-year old IBERIABANK are examples of financial institutions that have grown and persevered over time. We have taken similar pathways, and at times, different pathways, but we have joined in pursuit of the common endeavor of improving shareholder value. We welcome the shareholders of Acadiana Bancshares, Inc. and the clients and associates of LBA Savings Bank to our family.

During the year, we successfully traversed other pathways to growth. We worked assertively to improve the infrastructure of our company, with the intention of further enhancing service quality and responsiveness to our clients. We began to replace PCs, routers, servers and the telephone system. We upgraded our mainframe as well as completed other technology and telecommunication enhancements. We also implemented new fee initiatives for retail and commercial clients and improved our net interest margin and revenue base. Our level of nonperforming assets was cut nearly in half during the year, while at the same time, our reserves for loan losses climbed 18% since the beginning of the year.

We made excellent progress toward achieving the long-term goals we set a few years ago. The goals we set were a return on average equity ("ROE") goal of 13% to 15%, tangible efficiency ratio of less than 50% and double-digit core earnings growth. Our ROE improved from 11.02% in the fourth quarter of 2001 to 13.29% in the fourth quarter of 2002 (our ratio was 9.40% three years ago). Tangible efficiency ratio on a taxable equivalent basis, which is a measure of operating efficiency, increased from 52.6% in the fourth quarter of 2001 to 54.8% in the fourth quarter of 2002 (this ratio was 64.6% three years ago). Including the favorable impact of Financial Accounting Standard ("FAS") 142, fully diluted earnings per share ("EPS") increased 28% in 2002 compared to 2001. For the final quarter of 2002, we reported fully diluted EPS of $0.79, up 75% compared to $0.45 EPS in the third quarter of 1999. Through the fourth quarter of 2002, we reported record quarterly operating earnings for 12 consecutive quarters.

Overall, we are pleased with the achievements we attained in 2002, the improved strength of our balance sheet and our excellent position for growth in the future. We are grateful for your continued support and confidence as we improve our franchise. Our corporate philosophy focuses on "continuous improvement" as a way of life for our organization. As such, we will strive for further progress in 2003 and beyond as we venture down new pathways to growth.

Sincerely,

Daryl G. Byrd
President and Chief Executive Officer

CHAIRMAN'S

letter to shareholders



Shadows-On-The-Teche, New Iberia

Dear Shareholders,

IBERIABANK's belief, commitment to excellence and internal focus on accountability for both the goals that we set and the way that we attain them, have made 2002 a very good year for our shareholders, clients, associates and communities.

Our philosophy – that continuous improvement in core operating earnings ultimately leads to an improved stock price – appears to be confirmed by the results exhibited in our stock performances over the last three years. Our stock has been a rewarding investment and stands in stark contrast to the volatile stock market during this same period of time.

Not since 1933 to 1936, has our nation experienced three consecutive years of negative returns in stock prices, as measured by the Dow Jones Industrial Average. The Dow, S&P 500 and the Russell 2000 Index (of which IBERIABANK Corporation is a member) all reported substantial negative returns during each of the last three years. In contrast, our company's stock increased 58%, 27% and 45% in 2000, 2001 and 2002, respectively. Our performance relative to the banking industry as a whole was also extremely favorable. Over the last three years, IBERIABANK Corporation's common stock price increased 192%. Of 215 publicly traded bank holding companies in the United States with market capitalization in excess of $150 million, our company was the 4th best performer in stock price appreciation over this period. We were also the top performer of 52 publicly traded bank holding companies in the Southeast with market capitalization in excess of $150 million.

Most importantly, we remain well grounded. IBERIABANK is committed to each of the markets it serves and to its focus of making local decisions. The Company strategically invests money and time to help ensure that its communities continue to be healthy and stable business environments.

I am proud of our leadership team led by Daryl Byrd and our Board of Directors for their unwavering commitment to a strategic vision that sets IBERIABANK apart from its competitors and peers. I also look forward to continuing our model of continuous improvement and appreciate you, our shareholders, for your support of our new pathways to growth that lie ahead.

Sincerely,

William H. Fenstermaker
Chairman of the Board of Directors

pathways to GROWTH

During the 17th and 18th centuries, in what is now present-day Istanbul, Turkey, floral gifts such as flowers, plants, spices and trees were used to convey messages between people in a clandestine manner. This floral code was eventually taken up by the French and English during the period. Flowers were selected by the sender to convey a specific message to the recipient. As an example, over 800 flowers alone have special meanings associated with them. The oak tree conveys messages as well. Appropriately, the floral code gives the oak tree the meaning of "hospitality" and the White Oak in particular, implies "independence." Similarly, leaves of the oak tree mean "bravery." The traits associated with oak trees symbolized in this floral code are metaphorical examples of just a few traits consistent with the culture we have developed at IBERIABANK. Much like the oak tree, we are patient, have enjoyed significant growth, exude strength and exhibit rejuvenation. We continue to grow and to offer shareholders stability from the solid foundation we have built.

PATIENCE

Many a genius has been slow of growth.
Oaks that flourish for a thousand years do
not spring up into beauty like a reed.
- George H. Lewis, 1817 - 1878

Just as an oak tree can take many years to produce its first crop of acorns, IBERIABANK is a patient, methodical organization. In a nutshell, our approach to business is simply undertaking sound, conservative underwriting practices, focusing on client needs, and making disciplined investments in our franchise that are in the best long-term interest of our shareholders. Our approach is simple and exhibited in many different ways at our company.

We instituted a "portfolio management" process that began to bear fruit in early 2002. Industries and specific companies evolve over time and have different credit needs and risk profiles. Our portfolio management process highlights opportunities where industry or company-specific dynamics may change the risk profile, such that additional credit opportunities exist or the client no longer fits our risk profile guidelines. This process entails a constant review of our credit relationships to ensure those relationships are consistent with our operating philosophies, and when those relationships are not consistent with our philosophies, we migrate those relationships to other banks. This proactive approach is an example of how we differ from other banking organizations and how patience and discipline benefit our shareholders.

We experienced an exceptional improvement in asset quality during the year. As we entered 2002, we had three relatively large nonperforming assets ("NPAs"). While a rapid resolution of these NPAs could have been accomplished at a significant cost to our shareholders, we exhibited conservativeness and patience in addressing these issues. By year-end 2002, we resolved two of the three NPAs and reduced our NPA level by almost half. During 2002, we also increased our reserve for loan losses by 18% to $13.1 million at December 31, 2002.

Beginning around the middle of the year 2000, we began a process of methodically cleansing our portfolio of securities that were not consistent with our investment philosophy. We believe these bonds did not compensate us for the risks we were taking, and therefore, were considered for liquidation. This cleansing process was completed during 2002 as many of these less desirable instruments were sold or "cash flowed out" over time. These poorly structured instruments were replaced with well-structured, shorter instruments that were also lower yielding.



Oak Alley, Vacherie

As a result, we sacrificed income for the sake of improving the risk posture of the Company. Our research indicates our bond portfolio remains very short relative to many other banks. Clearly, we could improve near-term earnings, at any time, by simply extending maturities, but we have elected to keep the portfolio short in duration at this time. We have been very patient and disciplined in our approach to investing our liquidity.

Our conviction to run a well-managed commercial bank is evident in many ways. One is to adhere to the highest standards of corporate governance and financial disclosure. We have been very open and forthright in our communications with investors. We are proud to certify the financial statements we file with the Securities and Exchange Commission. Our management team feels strongly that honesty and integrity are critical elements of our foundation.

To further assist us in cementing this foundation, on July 1, 2002, we officially became a member of the Federal Reserve System. This decision was due, in significant part, to our interest in ensuring we have the insight and expertise of the very capable examiners associated with this agency. We are delighted to have become a member of the Federal Reserve System, and we look forward to gaining insight and wisdom from our affiliation with this agency.

We are an organization focused on continuous improvement, methodical in our approach to investment and disciplined in building our foundation for growth. While patience may mean sacrificing near-term benefits for long-term stability and gains, this is an approach consistent with our culture. As the French philosopher, Joseph Marie de Maistre, once said, "To know how to wait is the great secret of success."

GROWTH

While the oak tree is many times associated with patience, it also bears the characteristic of growing quickly. For example, under favorable soil conditions, a live oak may experience a rapid first year growth rate of up to four feet. Likewise, IBERIABANK Corporation demonstrated exceptional growth over the last few years both internally and externally.

The level of our internal growth is evident in our financial results for the year just completed. During a period when many banks experienced margin compression, our tax-equivalent net interest margin improved from 4.11% in 2001 to 4.49% in 2002, or 38 basis points. Net interest income, on a tax-equivalent basis, increased over 11% in 2002 compared to 2001. Likewise, total revenues, on a tax-equivalent basis,


Growth Features
Profitability – Quarterly EPS
Reported EPS
IBES* Est. EPS
Fully-Diluted EPS
$0.76
$0.72
$0.68
$0.64
$0.60
$0.56
$0.52
$0.48
$.044
$0.40
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

* I/B/E/S International is a source of analysts' earnings expectations data.

gained nearly 14% over the same period. Net income grew 27% during 2002 and fully diluted earnings per share ("EPS") climbed 28%, including the favorable impact of FAS 142. We reported record operating earnings and we have met or exceeded average analyst expectations for fully diluted EPS in each of the last 12 quarters.

Total loans increased over 9% between December 31, 2001 and December 31, 2002, led by a 20% increase in commercial loans. Commercial loan growth was most evident in our New Orleans franchise, where commercial loans jumped 76% during the year. Growth in the New Orleans market continues to exceed our expectations. Tangible book value per share climbed nearly 10% between year-ends 2001 and 2002. Over the same period, total assets expanded by 10%, which is the fastest asset growth we experienced since 1998.

External growth was also evident during 2002. Over the last few years, many acquisition opportunities have been presented to us. For various reasons, the vast majority of these opportunities did not fit the risk/return profile of our company or the cultural fit of the merger partner was not consistent with the culture of our organization. Our patience paid off with the announcement on September 23, 2002, of our intention to acquire Acadiana Bancshares, Inc. ("Acadiana"), the holding company for LBA Savings Bank ("LBA"), in Lafayette, Louisiana. We believe the cultural fit of our respective organizations is outstanding. In addition, we believe the financial and strategic implications of the acquisition are compelling for the shareholders of both companies.

At December 31, 2002, Acadiana had $306 million in assets, $206 million in deposits and $29 million in equity. LBA has five offices serving Lafayette and New Iberia. Our company had offices within a mile of every one of LBA's branches. We projected cost savings totaling approximately one-half of the expense structure of Acadiana at the time of the announcement. Based on the most recent deposit market share data available, as of June 30, 2002, IBERIABANK has moved to the number one market position, in what we collectively refer to as the Acadiana region (including Lafayette, Iberia, Acadia, St. Martin and Vermilion Parishes). Based on deposits within the State of Louisiana, IBERIABANK also has the fifth largest market share of financial institutions in the state.

We recognize that the value of any franchise is the right combination of clients, associates and the communities served. In keeping with this philosophy, IBERIABANK and LBA worked diligently to ensure a smooth transition in the acquisition process. Over 80% of the associates of LBA were offered comparable positions with IBERIABANK, and a comprehensive effort was made to find employment for displaced LBA associates.

We reported record production of mortgage loans during 2002. Mortgage originations totaled $209 million in 2002, up 18% compared to 2001. The majority of mortgage production that was originated during the year was sold into the secondary market. However, the Company typically retains mortgage loans associated with private banking clients. The potential for continued production appeared strong as indicated by the pipeline at the end of 2002. The pipeline in December 2002 was the 3rd highest month in the Company's history at nearly $43 million.


Mortgage Loans - Closed and Average Pipeline
($ in Millions)
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$–
Closed
Pipeline
$18.3
$18.2
$13.5
$12.6
$25.8
$46.7
$41.4
$62.7
$39.8
$43.7
$59.0
$66.2
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

Private banking initiatives made tremendous headway during 2002. Top private bankers were hired during 2002 and early 2003 in Lafayette and New Orleans. By the end of 2002, total private banking mortgage loans were approximately $29 million, or 3% of total loans outstanding. We anticipate additional growth in this category in 2003.

The Company commenced various fee initiatives during 2002. These initiatives included new commercial and retail fee programs, waived service fees and modification of fee structures. These programs demonstrated tremendous success during the year, as service charge income increased 24% in 2002 compared to 2001. Additional fee schedule enhancements are anticipated to become effective during 2003.

Between December 31, 2001 and December 31, 2002, the market price of IBERIABANK Corporation's common stock climbed 45%, from $27.72 to $40.16 per share. By comparison over this same period, the S&P 500 Index plummeted 23%, the Dow Jones Industrial Average fell 17% and the Russell 2000 Index, of which IBERIABANK Corporation is a member, plunged 22%. This is the third straight year that our share price performance has outperformed these indices.


IBKC vs. S&P 500
160%
140%
120%
100%
80%
60%
40%
% Change From December 31, 2001
IBKC
S&P 500
12/31/01
1/28/02
2/25/02
3/25/02
4/22/02
5/20/02
6/17/02
7/29/02
8/26/02
9/23/02
10/21/02
11/18/02
12/16/02
12/30/02
1/27/03
2/24/03

STRENGTH

Characteristics shared by IBERIABANK Corporation and the oak tree include strength and endurance. As an example, foresters estimate the "Seven Sisters Oak" in Mandeville, Louisiana is 1,200 years old. Similarly, our company has roots dating back to 1887, and is one of the oldest banking entities in the state. Our organization was built on a foundation of strength and continues to this day with that same philosophy. Our capital position remains formidable.

The year 2002 exhibited an improved capital position. Shareholders' equity increased approximately 4% between December 31, 2001 and December 31, 2002. Equity as a percentage of total assets was a very strong 8.89% at December 31, 2002. On December 3, 2002, we announced the completion of the share repurchase program within the anticipated one-year time frame that was announced on December 18, 2001. Under that program, we repurchased 300,000 shares of IBERIABANK Corporation common stock at a weighted average cost of $37.77 per share.

Our capital position was enhanced during the year as a result of the issuance of $10 million in trust preferred securities on November 15, 2002. These instruments qualify for regulatory purposes as Tier 1 capital, but are considered a form of debt, with tax-deductible interest, for tax purposes. The instruments have 30-year maturities, callable after five years, and have a fixed cost of 6.67% for the first five years and float thereafter at a rate of 325 basis points over 3-month LIBOR. A supplemental share repurchase program was announced in association with the trust preferred offering. Under this supplemental program, the Company is authorized to purchase between 60,000 and 130,000 shares of IBERIABANK Corporation common stock. At December 31, 2002, the Company's Tier 1 leverage ratio was 7.62%, up 67 basis points from one year ago.

Despite the enhanced capital position, we increased our quarterly dividend by 11% during the year to $0.20 per share, beginning in the third quarter of 2002. A company's ability to sustain or grow its quarterly dividend stream is many times measured by the company's dividend payout ratio. The lower the dividend payout ratio, the greater the company's ability to sustain or increase dividends in the future. The quarterly dividend payout ratio of IBERIABANK Corporation has decreased significantly over the last few years as the growth in earnings outpaced the growth in dividends.



Dividend Payout Ratio
Dividends Paid / Net Income (%)
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
33.0%
31.1%
30.1%
29.8%
29.9%
28.7%
29.1%
27.6%
24.9%
22.7%
24.5%
23.5%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

REJUVENATION

Rejuvenation is an important part of all living matter. Deciduous trees, such as the oak tree, exhibit an annual cycle of life. Leaves and acorns grow, and then fall to the ground to create mulch and saplings, later to become trees as the cycle of life continues. In a similar manner, our company engaged in activities of pruning and growing through new endeavors.

On June 21, 2002, we completed the divestiture of our one-office operation in Morgan City, Louisiana. This divestiture entailed the sale of approximately $12 million in deposits and $5 million in primarily consumer loans. We recorded a pre-tax gain of $382,000, or approximately $0.04 per fully diluted share, in the second quarter of 2002. The decision to divest this operation was a result of internal reflection upon our strategic direction associated with that market.

During 2002, the Company reduced the operating hours of, and subsequently closed, our Jackson Street office in Monroe, Louisiana. Loans and deposits associated with this office were consolidated into another nearby IBERIABANK branch. On December 30, 2002, the Jackson Street facility was sold to an investor associated with a de novo minority bank that was in the process of formation. The arrangement associated with the sale of this facility was a positive development for both organizations and the local community.

Over many years, our organization has accumulated and "grandfathered" various deposit account types. For example, at one point, we had over 30 different types of checking accounts. In 2002, we continued to unify our loan and deposit product sets through our efforts at product simplification. At the same time, we rejuvenated our product set by introducing new products and services to our clients. During 2002, we introduced a new Private Platinum checking account and a Private Platinum Plus money market savings account for our private banking clients, a business debit card for business banking clients, and "skip-a-pay" and "bounce protection" programs for our retail clients.

An integral part of the rejuvenation process is nurturing the environment. We believe that giving back to our communities is a priority and critical to the future success of our company and the vitality of our surroundings. We are proud to be an active community partner supporting local organizations that care for the communities in which we live.

SOLID FOUNDATION

We continue to invest in the infrastructure of our company. These investments are necessary to ensure that we have the resources to grow in the future and that we have the depth to appropriately evaluate and address potential risk factors. During the year, we added to our talent pool in internal audit, legal, security, accounting, technology, marketing and operations.

During 2002, we embarked upon other significant improvements as well. Throughout the year, we completed five external branch makeovers in our "branch branding" efforts and made significant incremental improvements to our facilities. This improvement process is only just beginning. We are making great progress in our efforts to enhance our technology platform and information systems processes. In accordance with the Bank Secrecy Act and Patriot Act promulgated during 2002, we have stepped up our security, expanded our "know your client" initiatives and improved other operating processes. We initiated implementation of a new information technology infrastructure, including new servers and desktop stations. New communications systems were installed during the year. Upgrades and operating enhancements were made to our mainframe and subsystems, along with the introduction of a new comprehensive financial forecasting and reporting system. These efforts will enhance the accuracy of operating information, dramatically improve our responsiveness to clients, and provide significant internal efficiencies that will lead to future cost reductions.

STABILITY

Our national economy is experiencing a period of significant upheaval. The national economic slowdown has resulted in higher unemployment, reduced corporate earnings, record bankruptcy filings, plummeting equity prices and falling consumer confidence.

To stave off some of the economic challenges in 2001 and 2002, the Federal Reserve Board cut short-term interest rates drastically. Since January 1, 2001, the Federal Reserve Board reduced interest rates 12 times by a total of 525 basis points. For many banks, this significant change in rates had a negative impact on bank net interest margins. As interest rates declined during the year, our net interest margin and net interest income increased. A significant portion of the benefit we experienced was the result of improved asset mix and lowering of deposit rates in excess of the decrease in interest income on our earning assets. Our interest rate risk modeling indicates that our interest rate risk exposure is fairly nominal compared to many other financial institutions. At December 31, 2002, our interest rate risk modeling projected a 100 basis point decrease in interest rates would negatively impact our projected net interest income over the next 12 months by 3.4%. Conversely, a 100 basis point increase in interest rates would benefit our 12-month net interest income projection by 4.4%. Relative to many other financial institutions, these results are indicative of a fairly well balanced institution.

Overall, the markets we serve continue to perform well, particularly in relation to the challenges facing our national economy. While the national rate of unemployment escalated from 5.7% in December 2001 to 6.0% in December 2002, the unemployment picture in Louisiana, and in particular, in our local markets, was much more favorable. The unemployment rate generally declined in our markets during this period.


Unemployment Rates
(not seasonally adjusted)
Dec-01
Dec-02
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
6.0%
6.1%
5.0%
7.8%
6.4%
6.0%
5.8%
5.5%
5.3%
4.5%
4.4%
4.2%
6.8%
5.8%
5.7%
5.7%
3.6%
United States
Louisiana
IBKC Markets
Vermilion
Acadia
Orleans
Iberia
St. Martin
Ouachita
Jefferson
Lincoln
Lafayette
Shreveport MSA
Alexandria MSA
Lake Charles MSA
Baton Rouge MSA
Houma MSA

The United States Consumer Confidence Index, a measure of consumer confidence, declined significantly during the year, reaching a low in October 2002. In contrast, the same index for the State of Louisiana showed little change and remained well above the national level throughout the year. Through this measure, the citizens of Louisiana are demonstrating their relative well being and optimism in the economic future of Louisiana.



Consumer Confidence Index
LA CCI
US CCI
South CCI
115
110
105
100
95
90
85
80
Dec-01 Jan-02 Feb-02 Mar-02 Apr-02 May-02 Jun-02 Jul-02 Aug-02 Sep-02 Oct-02 Nov-02 Dec-02
93.2
92.9
87.0

Source: Louisiana Works™ Department of Labor

The economic well being of Louisiana is affected, to some degree, by the fortunes of the energy sector. Louisiana is the second largest producer of natural gas and the fifth largest producer of oil in the country. In addition, Louisiana holds approximately 15% of all the oil in the United States and 16% of the country's natural gas supply. Our citizens are affected either directly or indirectly as oil and natural gas prices change. The state has benefited from the increase in oil and gas prices during the year, thus adding to the optimism of the citizen base.

Crude oil prices rose from $19.39 per barrel in December 2001 to $29.46 in December 2002. The average rig count of 165 for Louisiana in 2002 was down from last year's 231. Although Louisiana suffered minor employment decreases in 2002 in the energy service sector due to a decrease in Louisiana drilling and exploration, it did not have an affect on the statewide unemployment rate. Forecast for 2003 (*Oil & Gas Journal,* January 27, 2003) states that United States energy demand will increase in 2003 as the anticipated economic recovery takes hold. Consumption of petroleum products, natural gas and coal will grow while demand for other primary forms of energy is on par for 2002.

Historically, Louisiana experienced substantial swings in economic fortunes as a result of changes in energy prices. After many repeated swings in energy prices, companies in the energy field became more focused and conservative in their financial affairs. In addition, economic diversification became a more important part of the local economies. Over the last few decades, many communities in Louisiana have been able to diversify their revenue base with sources of income outside of the oil and gas sectors. For example, in 1980, approximately 5.5% of the Louisiana workforce was in oil and gas related fields. By 2002, this figure declined to 2.5%. In 1980, 1.5 million people were employed, and in 2002 the workforce increased to 1.9 million. Therefore, while the state has experienced a significant benefit from improved oil and gas prices, the diversification of the local economies helps soften the negative cyclical nature of the changes in oil and gas prices.

Louisiana is known for other accomplishments outside of the energy sector as well. The following are just a few of the notable items of interest:

- Ranked 1st in harvested acres of sugar cane and 2nd in sweet potatoes and rice (2001 Louisiana Agricultural Statistics, October 2002).

- Ranked 3rd in percentage of growth in income over the last two years – up 9.4% since 2000 (Bureau of Economic Analysis, October 2002).

- Ranked 1st in productivity of manufacturing workers as measured by value of shipments per production worker and ranked 4th most productive in value added per production worker (Bureau of Census, November 2002).

- Ranked 4th in "tax friendliness" to retirees and ranked 9th in "tax friendliness" to families (*Bloomberg Personal Finance,* May 2002).

- Ranked 4th for e-commerce, based on how state laws, regulations and administrative actions support Internet use by Louisiana citizens (Progressive Policy Institute, March 2002).

- Ranked 5th in percentage of earnings given to charity (*Catalogue for Philanthropy,* November 2002).

- Ranked 45th in per capita taxation (U.S. Census Bureau, 2001).

- Five of the top 12 deepwater ports are in Louisiana.

- All seven of Louisiana's metropolitan areas were included on the Forbes/Milken Institute list of Best Places for Business and Careers. In the large metropolitan area category, Lafayette was ranked 70th and New Orleans was ranked 168th. In the small metro category, Monroe was ranked 22nd and Alexandria was ranked 66th (*Forbes Magazine,* May 2002).

- Three Louisiana cities were named among the best small metropolitan areas for growing businesses—Baton Rouge 10th, Lafayette 13th, and Shreveport 48th (*Inc.* magazine, 2000).

- New Orleans ranked 4th in the nation in "Wealth Builder Areas," defined as areas having below median population growth, but having above median real per-capita income growth (The Brookings Institution Center on Urban and Metropolitan Policy, February 2002).

OUR MARKETS

Louisiana is an excellent state in which to conduct business and we are delighted to be an integral part of the commercial banking landscape. We are very proud to serve three distinct regions in the State of Louisiana. These markets provide excellent geographic and economic diversification to our franchise. We also believe that we are uniquely positioned to serve commercial banking clients in these markets.

Acadiana

The Acadiana area economic statistics continued to demonstrate growth and diversification. Improvements during 2002 included retail sales, general housing market, tourism and healthcare. Lafayette led the state with the largest job growth in 2001. That trend continued as unemployment rates declined in Lafayette from 5.8% in 2001 to 5.3% in 2002. Retail sales climbed in excess of 30% in 2002 compared to 2001. Over the same period, residential construction grew 25% over 2001. Lafayette serves as a regional medical center with recent expansions of three major cardiac care centers and the construction of a neurological spinal hospital. Tourism provides revenues of approximately $51 million annually to Acadiana and is expected to improve with its new 80,000 square foot Convention Center ($16 million project), which opened in 2002.



Evangeline Oak, St. Martinville

New Orleans

The New Orleans market has significant ties to tourism. In addition to annual events such as Mardi Gras and Jazz Fest, the city played host to the Super Bowl in 2002 and the Sugar Bowl and NCAA Final Four in 2003. The massive Morial Convention Center has major events booked through the year 2030. New Orleans is also preparing for a festive year-long celebration of the 200th anniversary of the Louisiana Purchase. This year-long celebration of statewide activities and events is expected to entertain, educate and inspire Louisiana citizens and visitors throughout the state.

Important to the New Orleans economy is one of America's leading general cargo ports. Over the last 10 years, the Port of New Orleans has invested in new state of the art facilities and improved other features. This facility is scheduled to open in Spring 2003. The Port of Orleans and Northrup Grumman received a grant from the state that will allow them to modernize the shipyard and to compete for additional shipbuilding contracts. This new initiative is anticipated to have a favorable impact on the local economy.

North Louisiana

North Louisiana has enjoyed steady employment for years. The 5.3% unemployment rate (Ouachita Parish) has remained the same as last year. Employment in the area is generally tied to light manufacturing and service-related industries. Monroe-based CenturyTel was recently named the number one U.S.-based telecommunication company by *Business Week* magazine in their December 2002 edition. State Farm Insurance recently completed a $10 million addition to its office complex and employs 1,500 people. Chase Manhattan Mortgage is another significant employer in the area. Chase employs 1,050 full-time and 250 part-time people and recently moved into a 95,000 square foot facility in Monroe.

Overall, the markets we serve are both dynamic and well diversified. We are pleased to be important corporate citizens in these communities. As we have stated many times, the degree of success we achieve is a function of the prosperity of our communities and clients who believe in us.



Louisiana Purchase Gardens and Zoo, Monroe



St. John's Cathedral Oak, Lafayette

TAKING CARE OF OUR COMMUNITIES

As our organization grows, we are able to provide greater value to the communities around us. Supporting organizations and initiatives that better the lives of our associates and clients is a priority. At our core, we truly believe that by taking care of the communities we serve, we can make a significant difference.

We have continued to be recognized by United Way in Acadiana and North Louisiana as top givers, which is defined by corporate giving, associate contributions and exceptional campaigns. This year, we were also recognized by the United Way of New Orleans for an 18% increase in contributions to the 2002 campaign.

In the year 2002, we are particularly proud of our work with Southern Mutual Help Association ("SMHA"), which helps low-wealth families in underserved communities increase assets and build wealth. The Federal Home Loan Bank in Dallas presented the Spotlight Award for Louisiana to SMHA, IBERIABANK and three other banks for being steadfast partners in making affordable home ownership available to our community markets in need. SMHA also received a $200,000 capital grant from IBERIABANK that was matched with a $400,000 grant from the Community Development Fund of the U.S. Department of Treasury.

Across the state, we are also pleased to be associated with the Adopt-A-School programs. Our involvement gives us an opportunity to work hands on with students and teachers through a successful program that has proven to better our educational system.

Much like an oak tree, the larger we grow, the further our reach. We recognize the importance of nurturing our environment and look forward to continuing to provide financial support and hours of service in all markets.

mission statement

- Provide exceptional value-based client service
- Great place to work
- Growth that is consistent with high performance
- Shareholder focused
- Strong sense of community

OUR MISSION STATEMENT

A mission statement is designed to provide guidance to associates, management, Board of Directors, clients, communities served and shareholders regarding the sense of purpose and direction of the Company. We are very client focused, conservative in our business practices, expect high performance from our associates, and believe the communities in which we serve are critical to the well being of our company.

FORWARD-LOOKING INFORMATION SAFE HARBOR STATEMENT

Statements contained in this report which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.



financial

IBERIABANK
Corporation™

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share data)	December 31, 2002	2001	2000	1999	1998
Balance Sheet Data					
Total assets	$ 1,570,588	$ 1,426,825	$ 1,396,162	$ 1,363,578	$1,401,630
Cash and cash equivalents	63,775	51,681	34,541	47,713	145,871
Loans receivable	1,044,492	956,015	940,525	842,878	768,235
Investment securities	368,122	321,907	344,545	384,881	377,556
Goodwill and acquisition intangibles	35,401	35,644	38,796	42,063	45,352
Deposit accounts	1,242,232	1,237,394	1,143,187	1,100,014	1,220,594
Borrowings	172,261	43,776	114,843	135,053	45,639
Shareholders' equity	139,598	134,417	127,042	117,189	123,967
Book value per share (1)	$ 24.88	$ 23.03	$ 20.99	$ 18.62	$ 18.91
Tangible book value per share (1) (2)	18.57	16.92	14.58	11.94	11.99

	Years Ended December 31, 2002	2001	2000	1999	1998
Income Statement Data					
Interest income	$ 87,552	$ 100,368	$ 103,966	$ 95,029	$ 79,224
Interest expense	27,958	46,018	52,730	45,380	38,458
Net interest income	59,594	54,350	51,236	49,649	40,766
Provision for loan losses	6,197	5,046	3,861	2,836	903
Net interest income after provision for loan losses	53,397	49,304	47,375	46,813	39,863
Noninterest income	17,866	15,144	12,818	13,735	10,214
Noninterest expense	44,032	41,711	39,704	44,881	33,758
Income before income taxes	27,231	22,737	20,489	15,667	16,319
Income taxes	8,778	8,229	7,514	6,138	6,182
Net income	$ 18,453	$ 14,508	$ 12,975	$ 9,529	$ 10,137
Earnings per share - basic	$ 3.26	$ 2.48	$ 2.14	$ 1.55	$ 1.61
Earnings per share - diluted	3.02	2.36	2.12	1.53	1.56
Cash earnings per share - diluted	3.06	2.76	2.54	1.95	1.84
Cash dividends per share	0.76	0.70	0.66	0.63	0.57

	At or For the Years Ended December 31,				
	2002	2001	2000	1999	1998
Key Ratios [3]					
Return on average assets	1.26%	1.02%	0.94%	0.70%	0.93%
Return on average equity	13.12	10.83	10.75	7.84	8.47
Equity to assets at end of period	8.89	9.42	9.10	8.59	8.84
Earning assets to interest-bearing liabilities	117.24	116.99	114.66	112.83	114.55
Interest rate spread [4]	4.13	3.52	3.36	3.50	3.48
Net interest margin (TE) [4] [5]	4.49	4.11	3.95	3.96	4.03
Noninterest expense to average assets	3.01	2.94	2.87	3.31	3.11
Efficiency ratio [6]	56.85	60.02	61.99	70.81	66.22
Tangible efficiency ratio (TE) [2] [5]	55.03	55.03	56.72	65.29	62.12
Dividend payout ratio	23.68	28.71	31.42	41.88	36.56
Asset Quality Data					
Nonperforming assets to total assets at end of period [7]	0.42%	0.91%	0.57%	0.24%	0.44%
Allowance for loan losses to nonperforming loans at end of period [7]	301.64	159.86	135.78	279.25	124.37
Allowance for loan losses to total loans at end of period	1.25	1.16	1.09	1.04	0.93
Consolidated Capital Ratios					
Tier 1 leverage capital ratio	7.62%	6.95%	6.67%	6.26%	5.81%
Tier 1 risk-based capital ratio	10.66	9.96	10.05	9.42	9.89
Total risk-based capital ratio	11.89	11.09	11.19	10.43	10.80

(1) Shares used for book value purposes exclude shares held in treasury and unreleased shares allocated to the Employee Stock Ownership Plan at the end of the period.

(2) Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(3) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(5) Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(6) The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(7) Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of IBERIABANK Corporation (the "Company") and its subsidiaries as of December 31, 2001 and 2002 and for the years ended December 31, 2000 through 2002. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

OVERVIEW

The Company's net income for 2002 totaled $18.4 million, or $3.02 per share on a diluted basis. This is a 28% increase over the $2.36 per share, or $14.5 million earned for 2001. In accordance with new accounting standards issued in 2001, the amortization of goodwill ceased completely beginning in 2002. Excluding this benefit, net income increased $1.9 million, or 13% over last year. Earnings performance for 2002 was influenced by many factors, the key components of which are summarized below.

- Net interest income increased by $5.2 million, or 10%. The corresponding net interest margin on a tax-equivalent basis improved to 4.49% from 4.11%. Improvement in the mix of both earning assets and deposits coupled with the management of interest rates in the low rate environment were the major factors contributing to the increases.

- Improvement in noninterest income of $2.7 million was reflected in 2002 as compared to the prior year. Increased service charge revenues on deposit accounts and the full year impact of revenues associated with bank-owned life insurance were the contributing factors to the growth.

- Noninterest expense increased by $2.3 million from 2001 to 2002. Compensation expense was $1.9 million higher from year to year. This was due in part to the rising cost of the Employee Stock Ownership Plan ("ESOP") as it relates to the value of Company stock, strategic hires as opportunities were presented and the increased competitiveness of salaries as well as enhanced incentive compensation. Additionally, Other Real Estate Owned ("OREO") related charges increased by $1.3 million compared to last year, largely the result of writedowns on OREO properties. These increases were offset by the impact of $2.8 million from the discontinuance of goodwill amortization in 2002.

- The Company provided $6.2 million for possible loan losses for 2002 as compared to $5.0 million for 2001 to bring the allowance for loan losses as a percent of total loans to 1.25% at the end of the year, as compared to 1.16% at the end of 2001. Net charge-offs for 2002 were $4.2 million, or 0.43% of average loans compared to $4.2 million, or 0.44% a year earlier. Nonperforming assets decreased $6.4 million since the end of 2001.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of any interest or dividend-bearing asset, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company's primary source of income. Total average earning assets increased $28 million, or 2%, in 2002 as compared to 2001. The changing mix of earning assets shown in the following charts reflects the Company's continuing progression from an earning asset base more closely associated with a savings institution to that of a commercial bank with resulting higher yielding assets on a relative basis.

2002 Year-End Earning Assets



Investment Securities & Stock 25.8%
Mortgage Loans 15.4%
Other Earning Assets 2.5%
Consumer Loans 27.9%
Commercial Loans 28.4%

LOANS AND ASSET QUALITY – Lending activities resulted in growth of $88.5 million, or 9.3%, to $1.0 billion in the loan portfolio at December 31, 2002 as compared to $956.0 million at December 31, 2001. The increase during 2002 was generally due to growth in commercial loans of $68.2 million, or 19.7%, and growth in mortgage loans of $19.3 million, or 9.4%. Loan growth came primarily from the commercial and private banking sectors of the New Orleans and Acadiana Markets, with no one customer representing a disproportionate percentage of the increase. The loss of any one customer, or group of customers engaged in similar activities, would not have a material adverse effect on the Company. The percentage of fixed rate loans within the total loan portfolio has decreased slightly from 72% in 2001 to 71% in 2002.

The following table sets forth the composition of the Company's loan portfolio as of December 31 for the years indicated.

TABLE 1 - LOAN PORTFOLIO COMPOSITION

	December 31,									
(dollars in thousands)	2002		2001		2000		1999		1998	
Commercial loans:										
Real estate	$ 254,688	25%	$228,284	24%	$196,479	21%	$157,248	19%	$117,768	15%
Other	159,339	15	117,530	12	78,986	8	82,485	10	83,237	11
Total commercial loans	414,027	40	345,814	36	275,465	29	239,733	29	201,005	26
Mortgage loans:										
Residential 1-4 family	207,130	20	198,403	21	279,193	30	266,161	31	299,987	39
Construction	16,470	1	5,915	1	7,482	1	6,381	1	7,402	1
Total mortgage loans	223,600	21	204,318	22	286,675	31	272,542	32	307,389	40
Loans to individuals:										
Indirect automobile	219,280	21	220,698	23	205,143	22	179,350	21	118,529	15
Home equity	122,799	12	114,056	12	108,070	11	91,531	11	73,185	10
Other	64,786	6	71,129	7	65,172	7	59,722	7	68,127	9
Total consumer loans	406,865	39	405,883	42	378,385	40	330,603	39	259,841	34
Total loans receivable	$1,044,492	100%	$956,015	100%	$940,525	100%	$842,878	100%	$768,235	100%

COMMERCIAL LOANS. Commercial real estate and commercial business loans generally have higher yields and shorter repayment periods than residential 1-4 family loans. The Company has increased its investment in commercial real estate loans from $228.3 million, or 23.9% of the total loan portfolio, as of December 31, 2001 to $254.7 million, or 24.4% of the total loan portfolio, as of December 31, 2002. The increase in commercial real estate loans reflects, in part, the Company's focused efforts to originate such loans in its market area. The Company intends to moderately increase the amount of commercial real estate lending in the Company's portfolio. The properties securing the Company's commercial real estate loans are located in the Company's market area, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. The Company's underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Loan-to-value ratios are usually limited to no more than 80%. As a rule, the Company obtains personal guarantees of the principals as additional security for any commercial real estate loan.

The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. As of December 31, 2002, the Company's commercial business loans amounted to $159.3 million, or 15.2% of the Company's gross loan portfolio. The Company's commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company's commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. As a rule, the Company obtains personal guarantees of the principals as additional security for any commercial business loan.

MORTGAGE LOANS. Substantially all of the Company's mortgage loans consist of residential 1-4 family loans. The vast majority of the Company's residential 1-4 family mortgage loan portfolio is secured by properties located in its market area and is originated under terms and documentation which permit their sale in the secondary market. Company practice has been to sell, or hold for sale in the secondary market, the majority of all conforming fixed rate loan originations and retain adjustable rate loan originations in the portfolio.

Over the past two years, there was a considerable amount of refinancing activity in the Company's mortgage loan portfolio as a result of the decline in long-term rates and subsequent low rate environment over a prolonged period. Consistent with previous practice, the Company continued to sell the majority of newly originated and refinanced conventional loans in the secondary market. This was done to reduce portfolio rate risk on loans with longer expected durations and limited cross-sell opportunities. From the end of 2001, the mortgage loan portfolio grew by $19.3 million, or 9.4%. Mortgage loan increases were primarily the result of construction lending and retention of larger private banking residential loans. Additionally, opportunities available in the secondary market afforded the ability to selectively purchase in-market jumbo mortgage loans (over $322,700 individually) as part of the Company's efforts to build private banking relationships. At December 31, 2002, $139.3 million, or 62.3%, of the Company's residential 1-4 family mortgage and construction loans were fixed rate loans and $84.3 million, or 37.7%, were adjustable rate loans.

CONSUMER LOANS. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. At December 31, 2002, $406.9 million, or 39.0% of the Company's total loan portfolio, was comprised of consumer loans. The Company originates substantially all of such loans in its primary market area. During the second quarter of the year, the Company completed the sale of the Morgan City, Louisiana branch office. The branch sale included approximately $5.4 million in total loans, of which $4.8 million were classified as consumer loans.

The largest component of the Company's consumer loan portfolio consists of indirect automobile loans. These loans are originated by the automobile dealerships and applications are forwarded to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud perpetrated by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the community and through long relationships with the Company. A decrease of $1.4 million in the indirect automobile loan category was the intentional result of management's decision to control growth in this line of business given the uncertainty of the economy, while maintaining a focus on prime, or low risk, paper. At December 31, 2002, $219.3 million, or 21.0% of the Company's total loan portfolio, consisted of indirect automobile loans.

At December 31, 2002, the Company's remaining consumer loan portfolio was comprised of home equity loans, direct automobile loans, credit card loans and other consumer loans. On the retail side, growth of $8.7 million in home equity loans was offset by a small decrease in other consumer categories. Excluding the branch sale, direct consumer loans grew by $7.2 million from the end of 2001 to the end of 2002. At December 31, 2002, $122.8 million, or 11.8% of the Company's total loan portfolio, made up the home equity loan balance. At December 31, 2002, the Company's direct automobile loans amounted to $25.9 million, or 2.5% of the Company's total loan portfolio. The Company's VISA and MasterCard credit card loans totaled $9.4 million, or 0.9% of the Company's total loan portfolio at such date. The Company's other personal consumer loans amounted to $29.5 million, or 2.8% of the Company's total loan portfolio at December 31, 2002.

The following table sets forth the scheduled contractual maturities of the Company's loan portfolio at December 31, 2002, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan is substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company's loan portfolio. Approximately 80% of the value of loans with a maturity greater than one year bears a fixed rate of interest.

TABLE 2 - LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$ 50,622	$175,239	$ 28,827	$ 254,688
Commercial other	60,050	71,591	27,698	159,339
Mortgage residential 1-4 family	3,254	11,198	192,678	207,130
Mortgage construction	–	–	16,470	16,470
Consumer	83,080	235,831	87,954	406,865
Total	$197,006	$493,859	$353,627	$1,044,492

ASSET QUALITY. Management has stated to shareholders that it will quickly recognize and disclose significant problem loans, and address material weaknesses in those credits. Historically, management feels that this has been evidenced by actions taken and plans to continue to do so in the future as efforts are made to improve the risk adjusted level of return within the loan portfolio. The Company has also worked assertively in transitioning the loan portfolio to be more representative of a commercial bank. Commercial bank loan portfolios typically have higher charge-off and nonperforming levels, but produce higher returns for investors. The Company has significantly increased the allowance for loan losses, tightened underwriting guidelines and procedures, improved the underwriting risk/return dynamics, adopted more conservative consumer loan charge-off and nonaccrual guidelines, rewritten the loan policy and established an internal loan review function.

The lending activities of the Company are subject to written underwriting standards established by the Board of Directors and management. The Company provides centralized underwriting of all residential mortgage, construction and consumer loans. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. Established loan origination procedures include obtaining appropriate documentation, such as credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, where appropriate.

The Company monitors the payment performance on all loans and late charges are assessed on past due accounts. A centralized department collects delinquent consumer, residential mortgage and construction loans. Every effort is made to minimize any potential loss, including instituting legal proceedings, as necessary. Commercial loans of the Company are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

In compliance with guidelines established by the Federal Reserve Board, the Company utilizes an asset classification system as part of its efforts to improve commercial asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is not considered collectable and of such little value that continuance as an asset of the institution is not warranted. Commercial loans with adverse classifications are reviewed by the Loan Committee of the Board of Directors on at least a monthly basis. Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income.

At December 31, 2002, the Company had $3.5 million of assets classified as substandard, $271,000 of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company's classified assets amounted to 0.24% of total assets.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructuring as of December 31, 2002.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $4.3 million and $7.0 million at December 31, 2002 and 2001, respectively. The Company's foreclosed property amounted to $2.3 million and $6.0 million at December 31, 2002 and 2001, respectively. The Company's total nonperforming assets as a percentage of total assets, which consist of nonperforming loans plus foreclosed property, were 0.4%, or $6.6 million, at December 31, 2002 compared to 0.9%, or $13.0 million, at December 31, 2001. The following table sets forth the composition of the Company's nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated. The decrease in nonperforming assets was due to the sale of a commercial real estate property at book value, the resolution of several problem credits, improvement in the amount of loans past due and writedowns of OREO properties.

TABLE 3 - NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,				
(dollars in thousands)	2002	2001	2000	1999	1998
Nonaccrual loans:					
Commercial, financial and agricultural	$1,693	$ 4,088	$5,169	$1,293	$ 259
Mortgage	334	122	137	208	481
Loans to individuals	1,230	1,053	161	429	439
Total nonaccrual loans	3,257	5,263	5,467	1,930	1,179
Accruing loans 90 days or more past due	1,086	1,691	2,074	1,203	4,558
Total nonperforming loans	4,343	6,954	7,541	3,133	5,737
Foreclosed property	2,267	6,009	421	185	384
Total nonperforming assets	6,610	12,963	7,962	3,318	6,121
Performing troubled debt restructurings	–	–	–	–	–
Total nonperforming assets and troubled debt restructurings	$6,610	$12,963	$7,962	$3,318	$6,121
Nonperforming loans to total loans [(1)]	0.42%	0.73%	0.80%	0.37%	0.75%
Nonperforming assets to total assets [(1)]	0.42%	0.91%	0.57%	0.24%	0.44%
Nonperforming assets and troubled debt restructurings to total assets [(1)]	0.42%	0.91%	0.57%	0.24%	0.44%

[(1)] Nonperforming loans and assets include accruing loans 90 days or more past due.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is maintained at an appropriate level based on management's analysis of the potential risk of loss in the loan portfolio. The Company's policy is to establish reserves for estimated losses on delinquent and other problem loans when it determines that losses are expected to be incurred on such loans and leases. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loss experience, current economic conditions, volume, growth, composition of the portfolio and other relevant factors. The allowance is increased by provisions for loan losses, which are charged against income.

Management of the Company presently believes that its allowance for loan losses was adequate at December 31, 2002, based on facts and circumstances available, to cover any potential losses in the Company's loan portfolio. However, future adjustments to this allowance may be necessary, and the Company's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in making its determinations in this regard. The following table presents the allocation of the allowance for loan losses to the total amount of loans in each category listed as of the dates indicated.

TABLE 4 - ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,									
(dollars in thousands)	2002		2001		2000		1999		1998	
Commercial, financial and agricultural	$ 6,243	40%	$ 5,066	36%	$ 4,152	29%	$3,484	29%	$2,714	26%
Real estate - mortgage	569	20	555	21	763	30	773	31	1,303	39
Real estate - construction	45	1	17	1	21	1	18	1	32	1
Loans to individuals	4,992	39	5,000	42	4,616	40	3,828	39	2,412	34
Unallocated	1,252	N/A	479	N/A	687	N/A	646	N/A	674	N/A
Total allowance for loan losses	$13,101	100%	$11,117	100%	$10,239	100%	$8,749	100%	$7,135	100%

The allowance for loan losses amounted to $13.1 million, or 1.25% and 301.6% of total loans and total nonperforming loans, respectively, at December 31, 2002 compared to 1.16% and 159.9%, respectively, at December 31, 2001. The allowance for loan losses increased $2.0 million, or 17.8%, from $11.1 million at December 31, 2001. The increase included a $6.2 million provision for loan losses. On a percentage basis, net charge-offs for 2002 were 0.43% of total average loans, down from 0.44% in 2001. The Company believes this level of net charge-offs was more favorable than that of peer institutions with assets in the $1 to $10 billion range based on data published by the FFIEC. The following table sets forth the activity in the Company's allowance for loan losses during the periods indicated.

TABLE 5 - SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31,				
(dollars in thousands)	2002	2001	2000	1999	1998
Allowance at beginning of period	$11,117	$10,239	$ 8,749	$7,135	$5,258
Allowance from acquisition	–	–	–	–	1,392
Provisions	6,197	5,046	3,861	2,836	903
Charge-offs:					
Commercial, financial and agricultural	1,331	1,861	1,174	140	43
Mortgage	60	15	37	71	2
Loans to individuals	3,391	2,797	1,654	1,460	818
Total charge-offs	4,782	4,673	2,865	1,671	863
Recoveries:					
Commercial, financial and agricultural	68	110	52	86	175
Mortgage	35	17	22	37	36
Loans to individuals	466	378	420	326	234
Total recoveries	569	505	494	449	445
Net charge-offs	(4,213)	(4,168)	(2,371)	(1,222)	(418)
Allowance at end of period	$13,101	$11,117	$10,239	$8,749	$7,135
Allowance for loan losses to total loans at end of period	1.25%	1.16%	1.09%	1.04%	0.93%
Net charge-offs to average loans	0.43%	0.44%	0.26%	0.15%	0.06%

INVESTMENT SECURITIES - The Company's investment securities consist primarily of securities issued by the U.S. Government and federal agency obligations and mortgage-backed securities. As of December 31, 2002, the Company's investment securities available for sale amounted to $309.6 million, which includes a pre-tax net unrealized gain of $2.9 million, and its investment securities held to maturity amounted to $58.5 million with a pre-tax net unrealized gain of $2.1 million. At such date, investment securities available for sale consisted of $255.6 million of mortgage-backed securities, $25.9 million of obligations of state and political subdivisions, $5.2 million of U.S. Government and federal agency obligations, and $15.6 million of other debt securities. The remaining balance of $7.3 million was composed of marketable equity securities. At December 31, 2002, investment securities held to maturity consisted of $31.2 million of mortgage-backed securities, $17.3 million of obligations of state and political subdivisions and $10.0 million of U.S. Government and federal agency obligations. See Note 3 to the Consolidated Financial Statements.

Investment securities increased by an aggregate of $46.2 million, or 14.4%, to $368.1 million at December 31, 2002 compared to $321.9 million at December 31, 2001. This increase was the result of purchases of investment securities amounting to $283.2 million and a $1.8 million improvement in the market value of investment securities available for sale, both of which were partially offset by $210.2 million from scheduled principal payments and maturities, $26.3 million in sales of investment securities and $2.5 million from the amortization of premiums and accretion of discounts. Funds generated as a result of sales and prepayments were used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

OTHER EARNING ASSETS – Included in other earning assets are short-term investments resulting from excess funds that fluctuate daily depending on funding needs of the Company. These funds are invested overnight in an interest-bearing deposit account at the Federal Home Loan Bank ("FHLB") of Dallas, the total balance of which earns interest at the ending FHLB discount rate. The balance in this account increased by $11.5 million, from $15.7 million at December 31, 2001 to $27.2 million at December 31, 2002. The average rate on these funds during 2002 was 1.59%.

Also a component of other earning assets are loans held for sale, which decreased $7.2 million, or 45.3%, to $8.7 million at December 31, 2002 compared to $15.9 million at December 31, 2001. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. During 2002, approximately 72% of total single-family mortgage originations of the Bank were sold in the secondary market as compared to 80% in 2001.

Funding Sources

The Company's principal source of funds for use in lending and other business purposes has traditionally come from deposits obtained from clients in its primary market areas. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Other funding sources include borrowings, subordinated debt and shareholders' equity. The following discussion highlights the major changes in the mix during 2002.

DEPOSITS – Deposits associated with the sale of a branch office during the second quarter of this year amounted to approximately $12.1 million. Excluding this transaction, deposits increased by $16.9 million, or 1.4%. The increase in deposits continues to reflect relatively balanced growth across all markets and deposit categories. The Company believes the increase to be the result of several factors including the development of customer relationships, opportunities in the public funds arena and clients shifting out of equity markets. Certificates of deposit $100,000 and over decreased $3.0 million, or 2.0%, from $153.9 million at December 31, 2001 to $150.9 million at December 31, 2002. At December 31, 2002, $159.0 million, or 12.8%, of the Company's total deposits were noninterest bearing, compared to $154.6 million, or 12.5%, at December 31, 2001. The following table shows large-denomination certificates of deposit by remaining maturities. Additional information regarding deposits is provided in Note 7 to the Consolidated Financial Statements.

TABLE 6 - REMAINING MATURITY OF CDS $100,000 AND OVER

(dollars in thousands)	December 31, 2002	2001	2000
3 months or less	$ 45,254	$ 46,846	$ 18,431
Over 3-12 months	68,434	73,735	88,419
Over 12-36 months	25,081	25,134	31,120
More than 36 months	12,157	8,233	3,120
Total	$ 150,926	$ 153,948	$ 141,090

BORROWINGS AND DEBT - The Company may obtain advances from the FHLB of Dallas upon the security of the common stock it owns in that bank and certain of its residential mortgage loans and securities held to maturity, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The Company's short-term borrowings at December 31, 2002 were comprised of $21.8 million of securities sold under agreements to repurchase and $75.0 million of advances from the FHLB of Dallas. The average amount of short-term borrowings in 2002 was $33.0 million.

The Company's short-term borrowings of $12.3 million at December 31, 2001 consisted of $8.1 million of securities sold under agreements to repurchase and $4.2 million outstanding on a $15.0 million line of credit with a correspondent bank. Total short-term borrowings increased $84.5 million, or 684.5%, to $96.8 million at December 31, 2002 compared to $12.3 million at December 31, 2001. The weighted average rate on short-term borrowings was 1.36% at December 31, 2002, compared to 2.57% at December 31, 2001. For additional information regarding short-term borrowings, see Note 8 to the Consolidated Financial Statements.

At December 31, 2002, the Company's long-term borrowings increased $44.0 million, or 140.0%, to $75.4 million at December 31, 2002 compared to $31.4 million at December 31, 2001. The majority of the Company's long-term borrowings, $65.4 million, were comprised of advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. The remaining debt consists of $10.0 million of junior subordinated debt as a result of a $10.0 million trust preferred offering, which closed on November 15, 2002. The trust preferred securities qualify as Tier 1 Capital for regulatory purposes and bear an interest rate equal to three-month LIBOR plus 3.25%. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During such period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. For additional information see Note 9 to the Consolidated Financial Statements.

SHAREHOLDERS' EQUITY - Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2002, shareholders' equity totaled $139.6 million, an increase of $5.2 million from the previous year-end level. The increase in shareholders' equity in 2002 was the result of net income of $18.4 million, $1.8 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust, $794,000 of common stock earned by participants of the Company's Recognition and Retention Plan ("RRP") trust and $1.1 million for the reissuance of treasury stock for stock options exercised. These increases were partially offset by cash dividends declared on the Company's common stock of $4.4 million, repurchases of $12.6 million of the Company's common stock that were placed into treasury and a $27,000 reduction in other comprehensive income.

RESULTS OF OPERATIONS

The Company reported net income of $18.4 million, $14.5 million and $13.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Earnings per share ("EPS") on a diluted basis, including any one-time items, was $3.02 for 2002, $2.36 for 2001 and $2.12 for 2000. In accordance with new accounting standards issued in 2001, the amortization of goodwill ceased completely beginning in 2002. Excluding this after-tax benefit of $2.0 million, net income increased $1.9 million, or 13.2% over last year. The corresponding EPS for 2002, excluding this benefit, would have been $2.68, or a 13.6% increase. During 2002, interest income decreased $12.8 million, interest expense decreased $18.1 million, the provision for loan losses increased $1.2 million, noninterest income increased $2.7 million, noninterest expense increased $2.3 million and income tax expense increased $549,000. Cash earnings, defined as net income before the amortization of acquisition intangibles, amounted to $18.7 million, $16.9 million and $15.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NET INTEREST INCOME - As the primary driver of core earnings, net interest income is subject to constant evaluation. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities. The Company's average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 4.13%, 3.52% and 3.36% during the years ended December 31, 2002, 2001 and 2000, respectively. The Company's net interest margin on a taxable equivalent basis, which is net interest income as a percentage of average earning assets, was 4.49%, 4.11% and 3.95% during the years ended December 31, 2002, 2001 and 2000, respectively.



Net Interest Margin (TE)
4.50%
4.40%
4.30%
4.20%
4.10%
4.00%
3.90%
3.80%
3.70%
3.60%
4.03%
3.96%
3.95%
4.11%
4.49%
1998
1999
2000
2001
2002

Net interest income increased $5.2 million, or 9.6%, in 2002 to $59.6 million compared to $54.3 million in 2001. This increase was due to an $18.1 million, or 39.2%, decrease in interest expense, which was partially offset by a $12.8 million, or 12.8%, decrease in interest income. In 2001, net interest income increased $3.1 million, or 6.1%, to $54.3 million compared to $51.2 million in 2000. The reason for the increase was a $6.7 million, or 12.7%, decrease in interest expense, which was partially offset by a $3.6 million, or 3.5%, decrease in interest income.

Average loans made up 72.2% of average earning assets as of December 31, 2002 as compared to 71.6% at December 31, 2001. This was an increase of 3.0%. The increase in average loans was mainly funded by increased borrowings. Average investment securities made up 24.7% of average earning assets at December 31, 2002 compared to 22.5% at December 31, 2001. Average interest-bearing deposits made up 93.1% of average interest-bearing liabilities at December 31, 2002 compared to 94.6% at December 31, 2001. Average borrowings made up 6.9% of average interest-bearing liabilities at December 31, 2002 compared to 5.4% at December 31, 2001. Tables 7 and 8 further explain the changes in net interest income.

TABLE 7 - AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

	Years Ended December 31,								
(dollars in thousands)	2002			2001			2000		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:									
Loans receivable:									
Mortgage loans	$ 197,239	$14,881	7.54%	$ 252,696	$19,859	7.86%	$ 288,198	$22,654	7.86%
Commercial loans (TE)	378,090	23,211	6.27	298,586	23,945	7.98	261,463	24,763	9.37
Consumer and other loans	400,997	33,061	8.24	396,778	35,461	8.94	361,022	31,963	8.85
Total loans	976,326	71,153	7.34	948,060	79,265	8.35	910,683	79,380	8.69
Loans held for sale	6,149	362	5.89	9,184	682	7.43	1,785	167	9.36
Investment securities (TE)	333,850	15,316	4.78	298,601	17,833	6.04	370,836	23,545	6.36
Other earning assets	36,732	721	1.96	68,725	2,588	3.77	12,284	874	7.11
Total earning assets	1,353,057	87,552	6.55	1,324,570	100,368	7.58	1,295,588	103,966	8.01
Allowance for loan losses	(11,774)			(10,061)			(9,096)		
Nonearning assets	123,136			104,471			96,996		
Total assets	$1,464,419			$1,418,980			$1,383,488		
Interest-bearing liabilities:									
Deposits:									
NOW accounts	$ 258,087	3,055	1.18	$ 207,851	3,473	1.67	$ 179,746	3,554	1.98
Savings and money market accounts	318,708	4,353	1.37	291,009	7,794	2.68	251,834	8,879	3.53
Certificates of deposit	497,988	17,154	3.44	572,532	30,860	5.39	575,828	32,133	5.58
Total deposits	1,074,783	24,562	2.29	1,071,392	42,127	3.93	1,007,408	44,566	4.42
Short-term borrowings	32,961	619	1.85	13,508	617	4.51	65,831	4,243	6.34
Long-term debt	46,346	2,777	5.91	47,308	3,274	6.83	56,691	3,921	6.80
Total interest-bearing liabilities	1,154,090	27,958	2.42	1,132,208	46,018	4.06	1,129,930	52,730	4.65
Noninterest-bearing demand deposits	149,739			140,393			121,494		
Noninterest-bearing liabilities	19,965			12,473			11,378		
Total liabilities	1,323,794			1,285,074			1,262,802		
Shareholders' equity	140,625			133,906			120,686		
Total liabilities and shareholders' equity	$1,464,419			$1,418,980			$1,383,488		
Net earning assets	$ 198,967			$ 192,362			$ 165,658		
Net interest spread		$59,594	4.13%		$54,350	3.52%		$51,236	3.36%
Net interest margin (TE)			4.49%			4.11%			3.95%
Ratio of earning assets to interest-bearing liabilities	117.24%			116.99%			114.66%		

TABLE 8 - SUMMARY OF CHANGES IN NET INTEREST INCOME

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed change (changes in rate multiplied by changes in volume) and (iv) total increase (decrease).

	2002 / 2001 Change Attributable To				2001 / 2000 Change Attributable To			
(dollars in thousands)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)
Earning assets:								
Loans:								
Mortgage loans	$(4,358)	$ (794)	$ 174	$ (4,978)	$(2,791)	$ (5)	$ 1	$(2,795)
Commercial loans	6,376	(5,615)	(1,495)	(734)	3,516	(3,795)	(539)	(818)
Consumer and other loans	377	(2,748)	(29)	(2,400)	3,166	302	30	3,498
Loans held for sale	(225)	(142)	47	(320)	692	(34)	(143)	515
Investment securities	2,105	(4,134)	(488)	(2,517)	(4,586)	(1,398)	272	(5,712)
Other earning assets	(1,205)	(1,239)	577	(1,867)	4,016	(412)	(1,890)	1,714
Total net change in income on earning assets	3,070	(14,672)	(1,214)	(12,816)	4,013	(5,342)	(2,269)	(3,598)
Interest-bearing liabilities:								
Deposits:								
NOW accounts	839	(1,013)	(244)	(418)	556	(551)	(86)	(81)
Savings and money market accounts	742	(3,819)	(364)	(3,441)	1,381	(2,134)	(332)	(1,085)
Certificates of deposit	(4,018)	(11,138)	1,450	(13,706)	(184)	(1,095)	6	(1,273)
Borrowings	1,183	(1,287)	(391)	(495)	(4,112)	(325)	164	(4,273)
Total net change in expense on interest-bearing liabilities	(1,254)	(17,257)	451	(18,060)	(2,359)	(4,105)	(248)	(6,712)
Change in net interest income	$ 4,324	$ 2,585	$(1,665)	$ 5,244	$ 6,372	$(1,237)	$(2,021)	$ 3,114

The Federal Reserve Board reduced overnight rates by 50 basis points during 2002 and 475 basis points during 2001. The Company has not been significantly affected by changes in interest rates over an extended period of time. During the past year, the Company has shifted to a moderately liability sensitive position in the short-term. As a result, although rate reductions by the Federal Reserve Board did exert downward pressure on net interest income earlier in the year, this has moderated. The Company is most impacted at this time by the overall low level of rates and ability to reduce transaction and limited-transaction deposit account rates further. The Company is also experiencing a higher than anticipated level of premium amortization on mortgage related investment securities as a result of prepayment speeds associated with the current refinancing market. Downward repricing of the maturing certificate of deposit portfolio in the current low rate environment, which has allowed the Company to significantly reduce funding costs, offsets these factors. It is believed that any potential run off in this category as a result of lowered rates will not adversely impact funding needs of the Company. Additionally, the improved mix of earning assets and interest-bearing liabilities also serve to improve net interest income.

PROVISION FOR LOAN LOSSES - Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on various factors as they relate to the collectability of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Provisions for loan losses are charged against income.

During 2002, the Company made a provision for loan losses of $6.2 million compared to $5.0 million and $3.9 million for 2001 and 2000, respectively. Net loan charge-offs for both 2002 and 2001 totaled $4.2 million. The increase in the provision for 2002 was the result of loan growth, the changing mix of loans in the total loan portfolio and other external factors such as the economy. A discussion of credit quality can be found in the section on "Loans and Asset Quality."

NONINTEREST INCOME - For 2002, the Company reported noninterest income of $17.9 million compared to $15.1 million for 2001. The primary reasons for the $2.7 million, or 18.0%, increase in noninterest income was a $1.9 million, or 24.0%, increase in service charges on deposit accounts, a $934,000, or 338.3%, increase in earnings and cash surrender value of bank owned life insurance, a $118,000, or 7.9%, increase in ATM fee income from improved usage, and a $105,000, or 34.9%, increase in gain on sale of assets. These increases were partially offset by a $153,000, or 6.8%, decrease in gains on the sale of mortgage loans in the secondary market and a $51,000, decrease in other net noninterest income. The additional gain on the sale of mortgage loans in 2001 was solely attributable to the sale of a select group of older mortgage loans originated through the construction process in previous years. Additionally, the year 2002 included a $42,000 loss on the sale of investment securities compared to a $119,000 gain in 2001.

Total noninterest income amounted to $15.1 million and $12.8 million for the years ended December 31, 2001 and 2000, respectively. The primary reasons for the $2.3 million, or 18.1%, increase in noninterest income in 2001 as compared to 2000 was a $1.8 million, or 451.6%, increase in gains on the sale of mortgage loans, a $182,000, or 13.9%, increase in ATM fee income, and a $179,000, or 6.5%, increase in other income. These increases were partially offset by a $1.7 million, or 85.3%, decrease in gain on sale of assets. Additionally, the year 2001 included a $119,000 gain on the sale of investment securities compared to a $1.8 million loss in 2000.

NONINTEREST EXPENSE – The Company has focused on both increasing revenues and controlling costs. Expense management is part of the Company's corporate culture. Discretionary expenses, staffing levels and compensation are regularly reviewed. Noninterest expense includes costs related to salary and employee benefits, occupancy and equipment, communication and delivery, marketing and business development, amortization of acquisition intangibles and other expenses. Noninterest expense amounted to $44.0 million, $41.7 million and $39.7 million for the three years ended December 31, 2002, 2001 and 2000, respectively. The principal reason for the $2.3 million, or 5.6%, increase in noninterest expense for 2002 compared to 2001 was an increase in salaries and employee benefits of $1.9 million, or 8.9%. This was due in part to improving the delivery system across the state, management's commitment to improve overall staffing and competitive compensation across the markets. In addition, the Company also experienced a rising cost associated with employee benefits due in part to the increased market value of the Company's common stock as it relates to the Company's ESOP. Other expense increases included $324,000 in the franchise and share tax assessments, $130,000 in marketing and business development expense, $200,000 in data processing expense, primarily as a result of improvements in technology, $686,000 in legal and professional expense, and $1.3 million in OREO related charges, primarily related to writedowns. Other net noninterest expenses increased by $635,000. Such increases were partially offset by a $66,000, or 8.8%, decrease in printing and supplies expense, and a pre-tax decrease of $2,751,000 from non-amortization of goodwill as a result of adopting FAS 142.

The main reason for the $2.0 million, or 5.1%, increase in noninterest expense for 2001 compared to 2000 was an increase in salaries and employee benefits of $2.7 million, or 14.5%. This was due in part to improving the delivery system across the state and management's commitment to make strategic hires as opportunities were presented. In 2001, the Company also experienced a rising cost associated with employee benefits due in part to the increased market value of the stock as it relates to the Company's ESOP. Additionally, the year 2001 included a full bonus payout as compared to the prior year in which senior management chose to forego bonuses. These increases were partially offset by a $150,000, or 2.7%, decrease in occupancy and equipment expense, a $116,000, or 3.6%, decrease in the amortization of acquisition intangibles, a $113,000, or 8.3%, decrease in data processing expense and a $291,000, or 2.7%, decrease in all other expenses.

INCOME TAXES - For the years ended December 31, 2002, 2001 and 2000 the Company incurred income tax expense of $8.8 million, $8.2 million and $7.5 million, respectively. The Company's effective tax rate amounted to 32.2%, 36.2% and 36.7% during 2002, 2001 and 2000, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either nontaxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and the non-deductible portion of the ESOP compensation expense. The change in the effective rate for 2002 was mainly attributable to the elimination of the non-deductible portion of goodwill upon the adoption of FAS 142 and additional tax-exempt income. For more information, see Note 10 to the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System ("FRB") imposes similar capital regulations on bank holding companies. Compliance with bank and bank-holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2002, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.62%, a Tier 1 risk-based capital ratio of 10.66% and a total risk-based capital ratio of 11.89%. At December 31, 2002, IBERIABANK exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.05%, a Tier 1 risk-based capital ratio of 9.86% and a total risk-based capital ratio of 11.09%.


Regulatory Capital
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
4.00%
7.62%
7.05%
4.00%
10.66%
9.86%
8.00%
11.89%
11.09%
Tier 1 leverage ratio
Tier 1 risk-based ratio
Total risk-based ratio
Required
IBERIABANK Corp.
IBERIABANK

During 2002, the Company issued $10 million in trust preferred securities that qualified as Tier 1 capital. For additional information, see Note 9 to the Consolidated Financial Statements.

LIQUIDITY

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2002 totaled $332.5 million. Historically, a significant portion of maturing deposits have remained on deposit with the Company. The Company continues to experience significant cash flows, primarily due to the relatively short planned duration of the investment security portfolio. Also, as a result of classifying the majority of the investment security portfolio as available-for-sale, the ability to liquidate them as needed is available to the Company.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The FHLB provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2002, the Company had $140.5 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2002 from the FHLB of Dallas amounted to $202.8 million.

The Bank and the Company also have various funding arrangements with commercial banks providing up to $35 million in the form of federal funds and other lines of credit. At December 31, 2002, there was no balance outstanding on these lines and all of the funding was available to the Company. Excess liquidity is generally invested in short-term investments such as overnight deposits.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is comprised of members of the Company's senior management. ALCO generally meets on a monthly basis, to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin and predict market risk. As of December 31, 2002, the model indicated the impact of an immediate and sustained 200 basis point rise in rates over the 12 months would approximate a 5.4% increase in net interest income, while a 200 point decline in rates over the same period would approximate a 4.5% decrease in net interest income from an unchanged rate environment. As of December 31, 2002, the model indicated the impact of an immediate and sustained 100 basis point rise in rates over the 12 months would approximate a 4.4% increase in net interest income, while a 100 point decline in rates over the same period would approximate a 3.4% decrease in net interest income from an unchanged rate environment. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements. Computations of interest rate risk do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates. Management believes that the Company is not significantly affected by changes in interest rates over an extended period of time.

Included as part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans were sold in the secondary market during 2002 and 2001 to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2002, $301.6 million, or 28.9%, of the Company's total loan portfolio had adjustable interest rates.

The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not as sensitive to changes in interest rates as certificates of deposit. At December 31, 2002, 61.2% of the Company's deposits were in transaction and limited-transaction accounts, compared to 56.8% at December 31, 2001. Noninterest bearing transaction accounts total 12.8% of total deposits at December 31, 2002, compared to 12.5% of total deposits at December 31, 2001.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. As of December 31, 2002, the Company had no derivatives other than interest-rate swaps accounted for as cash-flow hedges, all of which met the criteria to be classified as effective hedges. Through these instruments, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2002, the total approved loan commitments outstanding amounted to $23.1 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $193.9 million. Included in these totals are commercial commitments amounting to $111.2 million as shown in Table 9 below.

TABLE 9 - COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$ 91,376	$2,054	$ –	$818	$ 94,248
Unused loan commitments	15,465	–	–	–	15,465
Standby letters of credit	1,500	3	–	–	1,503
Total	$108,341	$2,057	$ –	$818	$111,216

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and long-term debt at December 31, 2002 are shown in Table 10 below.

TABLE 10 - LONG-TERM LEASES AND LONG-TERM DEBT COMMITMENTS

(dollars in thousands)	2003	2004	2005	2006	2007 and After	Total
Operating leases	$777	$645	$ 559	$ 387	$ 1,660	$ 4,028
Long-term debt	–	–	10,921	2,061	62,476	75,458
Total	$777	$645	$11,480	$2,448	$64,136	$79,486

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuation in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2003.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The determination of the allowance for loan losses, which represents management's estimate of probable losses inherent in the Company's credit portfolio, is based on estimates that involve a higher degree of judgment and complexity than the application of other significant accounting policies. Factors considered in this determination and the process used are described in the section of this discussion entitled "Loans and Asset Quality." For a further discussion of the allowance for loans losses and the Company's other significant accounting policies, see Note 1 of the Consolidated Financial Statements. These policies are dependent, in part, upon subjective judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements.

ACQUISITION OF ACADIANA BANCSHARES, INC.

On February 28, 2003, the Company completed its acquisition of Acadiana Bancshares, Inc. ("Acadiana"), holding company of LBA Savings Bank. As consideration the Company issued 981,821 shares of common stock and paid approximately $9.8 million in cash to Acadiana shareholders. In accordance with FAS No. 141, the transaction was accounted for as a purchase. For further information, see Note 2 to the Consolidated Financial Statements and the Company's Current Report filed on Form 8-K dated February 28, 2003.

INDEPENDENT AUDITORS' REPORT

Castaing Hussey & Lolan, LLC
Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Robin G. Freyou, CPA
Dawn K. Gonsoulin, CPA
Shalee M. Landry, CPA

To the Board of Directors
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
February 6, 2003, except for
Note 2 as to which the
date is February 28, 2003.

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com
Members of American Institute of Certified Public Accountants • Society of Louisiana Certified Public Accountants

IBERIABANK CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

(dollars in thousands, except share data)	2002	2001
Assets		
Cash and due from banks	$ 36,555	$ 35,945
Interest-bearing deposits in banks	27,220	15,736
Total cash and cash equivalents	63,775	51,681
Investment securities:		
Available for sale, at fair value	309,636	219,825
Held to maturity, fair values of $60,600 and $102,116, respectively	58,486	102,082
Mortgage loans held for sale	8,683	15,867
Loans, net of unearned income	1,044,492	956,015
Allowance for loan losses	(13,101)	(11,117)
Loans, net	1,031,391	944,898
Premises and equipment, net	18,161	19,455
Goodwill and acquisition intangibles	35,401	35,644
Other assets	45,055	37,373
Total Assets	$1,570,588	$1,426,825
Liabilities		
Deposits:		
Noninterest-bearing	$ 159,005	$ 154,580
Interest-bearing	1,083,227	1,082,814
Total deposits	1,242,232	1,237,394
Short-term borrowings	96,803	12,339
Long-term debt	75,458	31,437
Other liabilities	16,497	11,238
Total Liabilities	1,430,990	1,292,408
Shareholders' Equity		
Preferred stock, $1 par value - 5,000,000 shares authorized	–	–
Common stock, $1 par value - 25,000,000 shares authorized; 7,380,671 shares issued	7,381	7,381
Additional paid-in-capital	72,769	70,477
Retained earnings	102,390	88,306
Unearned compensation	(2,690)	(3,683)
Accumulated other comprehensive income	712	739
Treasury stock at cost - 1,667,842 and 1,392,626 shares, respectively	(40,964)	(28,803)
Total Shareholders' Equity	139,598	134,417
Total Liabilities and Shareholders' Equity	$1,570,588	$1,426,825

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(dollars in thousands, except per share data)	2002	2001	2000
Interest and Dividend Income			
Loans, including fees	$ 71,153	$ 79,265	$ 79,380
Mortgage loans held for sale, including fees	362	682	167
Investment securities:			
Taxable interest	14,130	17,435	23,461
Tax-exempt interest	1,186	398	84
Other investments	721	2,588	874
Total interest and dividend income	87,552	100,368	103,966
Interest Expense			
Deposits	24,562	42,127	44,566
Short-term borrowings	613	617	4,243
Long-term debt	2,783	3,274	3,921
Total interest expense	27,958	46,018	52,730
Net interest income	59,594	54,350	51,236
Provision for loan losses	6,197	5,046	3,861
Net interest income after provision for loan losses	53,397	49,304	47,375
Noninterest Income			
Service charges on deposit accounts	9,984	8,054	8,050
ATM fee income	1,609	1,491	1,309
Gain on sale of loans, net	2,081	2,234	405
Gain on sale of assets	406	301	2,047
Gain (loss) on sale of investments, net	(42)	119	(1,759)
Other income	3,828	2,945	2,766
Total noninterest income	17,866	15,144	12,818
Noninterest Expense			
Salaries and employee benefits	23,066	21,187	18,510
Occupancy and equipment	5,432	5,439	5,589
Communication and delivery	2,551	2,510	2,510
Franchise and shares tax	1,681	1,357	1,382
Data processing	1,456	1,256	1,369
Marketing and business development	1,006	876	867
Printing, stationery and supplies	687	753	731
Amortization of acquisition intangibles	243	3,151	3,267
Other expenses	7,910	5,182	5,479
Total noninterest expense	44,032	41,711	39,704
Income before income tax expense	27,231	22,737	20,489
Income tax expense	8,778	8,229	7,514
Net Income	$ 18,453	$ 14,508	$ 12,975
Earnings per share - basic	$ 3.26	$ 2.48	$ 2.14
Earnings per share - diluted	$ 3.02	$ 2.36	$ 2.12

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 1999	$7,381	$68,749	$ 69,065	$(5,673)	$(7,124)	$(15,209)	$117,189
Comprehensive income:							
Net income			12,975				12,975
Change in unrealized loss on securities available for sale, net of deferred taxes					4,831		4,831
Total comprehensive income							17,806
Cash dividends declared, $.66 per share			(4,077)				(4,077)
Common stock released by ESOP trust		340		582			922
Common stock earned by participants of recognition and retention plan trust, including tax benefit		47		565			612
Common stock purchased by recognition and retention plan trust		128		(128)			–
Compensation expense on stock option plans		(33)					(33)
Treasury stock acquired at cost, 300,000 shares						(5,377)	(5,377)
Balance, December 31, 2000	7,381	69,231	77,963	(4,654)	(2,293)	(20,586)	127,042
Comprehensive income:							
Net income			14,508				14,508
Change in unrealized loss on securities available for sale, net of deferred taxes					3,032		3,032
Total comprehensive income							17,540
Cash dividends declared, $.70 per share			(4,165)				(4,165)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, 29,308 shares		155				197	352
Common stock released by ESOP trust		906		546			1,452
Common stock earned by participants of recognition and retention plan trust, including tax benefit		185		425			610
Treasury stock acquired at cost, 300,000 shares						(8,414)	(8,414)
Balance, December 31, 2001	7,381	70,477	88,306	(3,683)	739	(28,803)	134,417
Comprehensive income:							
Net income			18,453				18,453
Change in unrealized gain on securities available for sale, net of deferred taxes					1,157		1,157
Change in accumulated net gain (loss) on cash flow hedges, net of deferred taxes					(1,184)		(1,184)
Total comprehensive income							18,426
Cash dividends declared, $.76 per share			(4,369)				(4,369)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, 52,628 shares		645				483	1,128
Common stock released by ESOP trust		1,337		509			1,846
Common stock earned by participants of recognition and retention plan trust, including tax benefit		310		484			794
Treasury stock acquired at cost, 334,300 shares						(12,644)	(12,644)
Balance, December 31, 2002	$7,381	$72,769	$102,390	$(2,690)	$ 712	$(40,964)	$139,598

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(dollars in thousands)	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 18,453	$ 14,508	$ 12,975
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,872	6,440	6,615
Provision for loan losses	6,197	5,046	3,861
Noncash compensation expense	2,217	1,717	1,320
Gain on sale of assets	(391)	(256)	(2,047)
Loss (gain) on sale of investments	42	(119)	1,759
Amortization of premium/discount on investments	2,491	722	290
Current provision for deferred income taxes	(678)	107	(71)
Net change in loans held for sale	7,184	(12,520)	1,424
Other operating activities, net	(2,651)	(13,891)	(2,183)
Net Cash Provided by Operating Activities	36,736	1,754	23,943
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	26,288	118,851	43,706
Proceeds from maturities, prepayments and calls of securities available for sale	162,094	56,601	37,155
Purchases of securities available for sale	(278,370)	(122,332)	(43,744)
Proceeds from maturities, prepayments and calls of securities held to maturity	48,096	20,212	9,013
Purchases of securities held to maturity	(4,855)	(46,277)	–
Increase in loans receivable, net	(100,122)	(26,875)	(101,513)
Proceeds from sale of premises and equipment	160	1,181	4,875
Purchases of premises and equipment	(1,582)	(1,256)	(1,061)
Proceeds from disposition of real estate owned	4,304	1,579	1,279
Cash paid in excess of cash received on branch sale	(5,999)	–	–
Other investing activities, net	(4,101)	2,674	(594)
Net Cash (Used in) Provided by Investing Activities	(154,087)	4,358	(50,884)
Cash Flows from Financing Activities			
Increase in deposits	16,969	94,207	43,173
Net change in short-term borrowings	84,464	(41,661)	(29,000)
Proceeds from long-term debt	52,000	–	16,650
Repayments of long-term debt	(7,979)	(29,406)	(7,860)
Dividends paid to shareholders	(4,066)	(3,981)	(3,817)
Proceeds from sale of treasury stock for stock options exercised	701	283	–
Payments to repurchase common stock	(12,644)	(8,414)	(5,377)
Net Cash Provided by Financing Activities	129,445	11,028	13,769
Net Increase (Decrease) In Cash and Cash Equivalents	12,094	17,140	(13,172)
Cash and Cash Equivalents at Beginning of Period	51,681	34,541	47,713
Cash and Cash Equivalents at End of Period	$ 63,775	$ 51,681	$ 34,541
Supplemental Schedule of Noncash Activities			
Acquisition of real estate in settlement of loans	$ 1,550	$ 7,217	$ 1,495
Exercise of stock options with payment in company stock	$ 495	$ 521	$ –
Supplemental Disclosures			
Cash paid for:			
Interest on deposits and borrowings	$ 29,170	$ 47,369	$ 52,634
Income taxes, net	$ 8,825	$ 8,350	$ 7,081

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS: IBERIABANK Corporation, (the "Company") is a Louisiana corporation that serves as the bank holding company for IBERIABANK, (the "Bank") a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state, including south central Louisiana, north Louisiana and the greater New Orleans area. Management of the Company monitors the revenue streams of the various products, services and markets; however, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiaries, IBERIABANK, as well as all of the Bank's subsidiaries, Iberia Financial Services, LLC, Jefferson Insurance Corporation, Metro Service Corporation, Finesco, LLC and IBERIABANK Insurance Services, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISKS: Most of the Company's business activity is with customers located within the State of Louisiana. The Company's lending activity is concentrated in the Company's three market areas in Louisiana. The Company in recent years has emphasized originations of commercial loans and indirect automobile loans. Repayment of loans is expected to come from cash flow of the borrower. Losses are limited by the value of the collateral upon default of the borrowers.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. The cost of securities sold is recognized using the specific identification method.

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

LOANS: Loans receivable are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

In general, all interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established as losses are estimated to have occurred through a provision charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

The allowance for loan losses is maintained at a level which, in management's opinion, is adequate to absorb credit losses inherent in the portfolio. The amount of the allowance is based on management's evaluation of various factors, including the collectibility of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer, residential and small business loans for impairment disclosures.

CREDIT RELATED FINANCIAL INSTRUMENTS: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

LOAN SERVICING: Mortgage servicing rights are recognized on loans sold where the institution retains the servicing rights. Capitalized mortgage servicing rights are reported in other assets and are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

FORECLOSED PROPERTY: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2002 and 2001.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 15 to 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

GOODWILL: Goodwill is accounted for in accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets,* and accordingly is not amortized but is evaluated at least annually for impairment. Prior to the adoption of FAS 142 on January 1, 2002 goodwill was amortized over periods ranging from 15 to 25 years using the straight-line method.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

DERIVATIVE FINANCIAL INSTRUMENTS: The Company may enter into derivative contracts for the purposes of managing exposure to interest rate risk or to meet the financing needs of its customers. In accordance with FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, all derivatives are required to be recorded on the balance sheet at fair value.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain to the hedged item attributable to the risk being hedged. Earnings will be affected to the extent to which the hedge is not effective in achieving offsetting changes in fair value. For derivatives designated as hedging exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. For derivatives that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company's approach to managing risk.

STOCK COMPENSATION PLANS: FAS No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees,* whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

EARNINGS PER COMMON SHARE: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and unvested restricted stock, and are determined using the treasury stock method.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

SEGMENT INFORMATION: FAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* requires the reporting of information about a company's operating segments using a "management approach." The Statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2002, 2001 or 2000.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("FAS") No. 141, *Business Combinations*. It supercedes Accounting Principles Board ("APB") Opinion No. 16 of the same name. FAS 141 requires that all business combinations be accounted for by a single method – the purchase method. Use of the pooling of interests method of accounting is no longer permissible. FAS 141 also establishes criteria for the identification of acquired intangibles separate from goodwill and includes additional disclosure requirements. The provisions of this Statement apply to all business transactions initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued Statement No. 142, *Goodwill and Other Intangible Assets*. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets*. It addresses how intangible assets that are acquired individually or with a group of other assets (but not acquired in a business combination) should be accounted for in financial statements upon their acquisition and subsequent to their acquisition. FAS 142 provides that intangible assets with definite lives will be amortized and that intangible assets with indefinite lives and goodwill will not be amortized, but rather will be tested at least annually for impairment. Under FAS 142, identifiable intangible assets other than goodwill continue to be amortized over their estimated useful lives to their estimated residual values, if any. They are reviewed for impairment in accordance with FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

The Company adopted the provisions of FAS 142 for its fiscal year beginning January 1, 2002. In transitioning to the new accounting standard, the Company was required to assess by the end of the second quarter of 2002 whether there was an indication that goodwill was impaired at the date of adoption. During the second quarter of 2002, the Company completed the first of the required impairment tests of goodwill measured as of January 1, 2002. The results of these tests did not indicate impairment on the Company's recorded goodwill. The carrying amount of goodwill not subject to amortization that will be tested annually for impairment totals $35.4 million. The elimination of the amortization of goodwill resulted in a reduction of noninterest expense of $2.8 million before tax and $2.0 million after tax, or $0.32 to $0.33 per diluted share on an annual basis.

In August 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Statement supersedes FAS 121 and certain provisions of APB 30. The Statement requires that one accounting model be used for long-lived assets to be disposed of, whether previously held and used or newly acquired, and applies to discontinued operations. Statement 144 is effective for fiscal years beginning after December 15, 2001. The provisions of the Statement generally are to be applied prospectively.

In April 2002, the FASB issued Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.* The Statement updates, clarifies and simplifies existing accounting pronouncements on several specific, specialized matters, including extinguishments of debt and sale-leaseback transactions. The adoption of this Statement is not expected to have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") No. 94-3. The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not currently have any activities that are subject to the provisions of this Statement.

In October 2002, the FASB issued Statement No. 147, *Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9.* Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FAS No. 141 and 142. This Statement also clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of this Statement are effective on October 1, 2002. The adoption of FAS 147 did not have any effect on the financial position or results of operations of the Company.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure - an Amendment of FASB Statement No. 123.* The Statement amends FAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Statement also amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. The Company currently does not use FAS 123 to account for its stock options.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2000 and 2001 consolidated financial statements in order to conform to the classifications adopted for reporting in 2002.

NOTE 2 - ACQUISITION OF ACADIANA BANCSHARES, INC.:

On February 28, 2003, the Company acquired all of the outstanding stock of Acadiana Bancshares, Inc. ("Acadiana") for approximately $48,367,000 consisting of 981,821 shares of the Company's common stock valued at $38,586,000 and $9,781,000 in cash. The transaction will be accounted for under the purchase method of accounting. The acquisition is an in-market merger and presents the Company with significant opportunities for branch consolidation and operating efficiencies, as well as obtaining a qualified and locally known workforce. At December 31, 2002, total assets of Acadiana were $305,760,000, including $193,279,000 in loans receivable and $64,137,000 in investment securities. Total deposits at such date were $205,780,000.

NOTE 3 - INVESTMENT SECURITIES:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
Securities available for sale:				
U.S. Government and federal agency obligations	$ 5,000	$ 157	$ –	$ 5,157
Obligations of state and political subdivisions	25,506	438	(37)	25,907
Mortgage backed securities	253,467	2,598	(425)	255,640
Other debt securities	15,441	265	(74)	15,632
Marketable equity securities	7,305	–	(5)	7,300
Total securities available for sale	$306,719	$3,458	$(541)	$309,636
Securities held to maturity:				
U.S. Government and federal agency obligations	$ 10,000	$ 344	$ –	$ 10,344
Obligations of state and political subdivisions	17,285	327	(72)	17,540
Mortgage backed securities	31,201	1,515	–	32,716
Total securities held to maturity	$ 58,486	$2,186	$ (72)	$ 60,600
December 31, 2001				
Securities available for sale:				
U.S. Treasury securities	$ 5,002	$ 109	$ –	$ 5,111
U.S. Government and federal agency obligations	34,998	5	(232)	34,771
Obligations of state and political subdivisions	7,823	–	(81)	7,742
Mortgage backed securities	125,449	1,476	(350)	126,575
Other debt securities	38,332	325	(103)	38,554
Marketable equity securities	7,084	–	(12)	7,072
Total securities available for sale	$218,688	$1,915	$(778)	$219,825
Securities held to maturity:				
U.S. Government and federal agency obligations	$ 34,248	$ –	$(433)	$ 33,815
Obligations of state and political subdivisions	13,202	–	(374)	12,828
Mortgage backed securities	54,582	841	–	55,423
Other debt securities	50	–	–	50
Total securities held to maturity	$102,082	$ 841	$(807)	$102,116

Securities with carrying values of $160,352,000 and $135,608,000 at December 31, 2002 and 2001, respectively were pledged to secure public deposits and other borrowings.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2002 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

		Securities Available for Sale		Securities Held to Maturity	
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	5.40%	$ 4,821	$ 4,852	$ –	$ –
One through five years	5.31	22,231	22,801	10,000	10,344
After five through ten years	4.32	64,933	65,650	1,100	1,135
Over ten years	4.12	207,429	209,033	47,386	49,121
Marketable equity securities	2.52	7,305	7,300	–	–
Totals	4.25%	$306,719	$309,636	$58,486	$60,600

The following is a summary of realized gains and losses from the sale of securities available for sale:

	Years Ended December 31,		
(dollars in thousands)	2002	2001	2000
Realized gains	$ 257	$184	$ –
Realized losses	(299)	(65)	(1,759)
Net realized gains (losses)	$ (42)	$119	$(1,759)

The tax benefit (provision) applicable to these realized gains and losses is calculated at the federal income tax rate of 35%.

NOTE 4 – LOANS RECEIVABLE:

Loans receivable at December 31, 2002 and 2001 consists of the following:

(dollars in thousands)	2002	2001
Residential mortgage loans:		
Residential 1-4 family	$ 207,130	$198,403
Construction	16,470	5,915
Total residential mortgage loans	223,600	204,318
Commercial loans:		
Real estate	254,688	228,284
Business	159,339	117,530
Total commercial loans	414,027	345,814
Consumer loans:		
Indirect automobile	219,280	220,698
Home equity	122,799	114,056
Other	64,786	71,129
Total consumer loans	406,865	405,883
Total loans receivable	$1,044,492	$956,015

Loans receivable include approximately $301,623,000 and $268,583,000 of adjustable rate loans and $742,868,000 and $687,432,000 of fixed rate loans at December 31, 2002 and 2001, respectively.

The amount of loans for which the accrual of interest has been discontinued totaled approximately $3,257,000 and $5,263,000 at December 31, 2002 and 2001 respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 is as follows:

(dollars in thousands)	2002	2001	2000
Balance, beginning of year	$ 11,117	$ 10,239	$ 8,749
Provision charged to operations	6,197	5,046	3,861
Loans charged-off	(4,782)	(4,673)	(2,865)
Recoveries	569	505	494
Balance, end of year	$ 13,101	$ 11,117	$ 10,239

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2002	2001
Impaired loans without a valuation allowance	$ –	$ 608
Impaired loans with a valuation allowance	3,504	5,009
Total impaired loans	$3,504	$5,617
Valuation allowance related to impaired loans	$ 304	$1,309

(dollars in thousands)	2002	2001	2000
Average investment in impaired loans	$3,651	$7,561	$3,612
Interest income recognized on impaired loans	236	230	397
Interest income recognized on a cash basis on impaired loans	240	230	397

The Company is also committed to lend an additional $513,000 to two customers whose loans are classified as impaired.

NOTE 5 - LOAN SERVICING:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $16,094,000 and $24,382,000 at December 31, 2002 and 2001, respectively.

Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $58,000 and $84,000 at December 31, 2002 and 2001, respectively. The balance of mortgage servicing rights was $122,000 and $150,000 at December 31, 2002 and 2001, respectively.

NOTE 6 - PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2002 and 2001 is summarized as follows:

(dollars in thousands)	2002	2001
Land	$ 3,379	$ 3,503
Buildings	15,767	15,952
Furniture, fixtures and equipment	14,418	16,050
Total premises and equipment	33,564	35,505
Less accumulated depreciation	15,403	16,050
Total premises and equipment, net	$18,161	$19,455

Depreciation expense was $2,341,000, $2,559,000 and $2,670,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company actively engages in leasing office space that it has available. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2002, the monthly lease income was $27,000 per month. Total lease income for 2002, 2001 and 2000 was $304,000, $288,000 and $394,000, respectively. Income from leases was reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2002 and 2001 was $1,995,000 and $1,542,000, respectively, with related accumulated depreciation of $746,000 and $588,000, respectively.

The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter. Total rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to $805,000, $674,000 and $548,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,	
2003	$ 777
2004	645
2005	559
2006	387
2007 and thereafter	1,660
Total	$4,028

NOTE 7 - DEPOSITS:

Certificates of deposit with a balance of $100,000 and over were $150,926,000 and $153,948,000 at December 31, 2002 and 2001, respectively.

A schedule of maturities of certificates of deposit is as follows:

(dollars in thousands)	Amount
Year Ending December 31,	
2003	$332,498
2004	62,450
2005	50,681
2006	13,136
2007 and thereafter	23,142
Total	$481,907

NOTE 8 – SHORT-TERM BORROWINGS:

Short-term borrowings at December 31, 2002 and 2001 are summarized as follows:

(dollars in thousands)	2002	2001
Securities sold under agreements to repurchase	$21,803	$ 8,089
Federal Home Loan Bank advances	75,000	–
Bank line of credit	–	4,250
Total short-term borrowings	$96,803	$12,339

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2002 consist of FHLB advances with maturity terms of 2 days, at fixed interest rates ranging from 1.30% to 1.35%. The short-term borrowings at December 31, 2001 consist of a bank line of credit secured by stock of the Bank, with 90-day maturity terms, at fixed interest rates ranging from 2.90% to 3.38%.

(dollars in thousands)	2002	2001	2000
Outstanding at December 31	$96,803	$ 12,339	$ 54,000
Maximum month-end outstandings	96,803	52,058	88,500
Average daily outstandings	32,961	13,508	65,831
Average rate during the year	1.86%	4.57%	6.45%
Average rate at year end	1.36%	2.57%	6.40%

NOTE 9 – LONG-TERM DEBT:

Long-term debt at December 31, 2002 and 2001 is summarized as follows:

(dollars in thousands)	2002	2001
Federal Home Loan Bank notes at:		
1.71 to 1.96% variable, 3 month LIBOR index	$35,000	$ –
4.33 to 7.28% fixed	30,458	31,437
Junior Subordinated debt	10,000	–
Total long-term debt	$75,458	$31,437

FHLB advance repayments are amortized over periods ranging from three to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2002 were $70,705,000 under the blanket floating lien and $132,079,000 with a pledge of investment securities. The weighted average rate at December 31, 2002 was 3.85%.

Junior Subordinated Debt consists of a $10,000,000 trust preferred offering, which closed on November 15, 2002. The trust preferred securities qualify as Tier 1 Capital for regulatory purposes and bear an interest rate equal to three-month London Interbank Offered Rate ("LIBOR") plus 3.25%. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During such period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

The Company instituted partial hedges against the effect of rising interest rates on its variable rate debt by entering into interest rate swap agreements during 2002 whereby the Company will receive quarterly variable rate payments and pay fixed rates on notional amounts totaling $10,000,000. Net settlements on the swap agreements are accrued monthly, effectively converting $10,000,000 of trust preferred offering from variable rates to a fixed rate of 3.42%. The Bank also entered into interest rate swap agreements during 2002 whereby the Bank will receive quarterly variable rate payments and pay fixed rates on notional amounts totaling $25,000,000. Net settlements on the swap agreements are accrued monthly, effectively converting $25,000,000 of FHLB advances from variable rates to an average fixed rate of 4.74%.

Advances and long-term debt at December 31, 2002 have maturities in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,	
2003	$ –
2004	–
2005	10,921
2006	2,061
2007 and thereafter	62,476
Total	$75,458

NOTE 10 - INCOME TAXES:

The provision for income tax expense consists of the following:

	Years Ended December 31,		
(dollars in thousands)	2002	2001	2000
Current expense:			
Federal	$9,456	$8,119	$ 7,653
State	–	3	(68)
Total current expense	9,456	8,122	7,585
Deferred federal expense	(678)	107	(71)
Total income tax expense	$8,778	$8,229	$ 7,514

There was an overpayment of federal income taxes of $52,000 at December 31, 2002 and a balance due of $108,000 at December 31, 2001.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,		
(dollars in thousands)	2002	2001	2000
Federal tax based on statutory rate	$ 9,531	$7,958	$7,171
Increase (decrease) resulting from:			
Effect of tax-exempt income	(1,378)	(374)	(113)
Amortization of acquisition intangibles	85	376	416
Interest and other nondeductible expenses	161	83	38
Nondeductible ESOP expense	389	242	56
State income tax on non-bank entities	–	3	(74)
Other	(10)	(59)	20
Income tax expense	$ 8,778	$8,229	$7,514
Effective rate	32.2%	36.2%	36.7%

The net deferred tax asset (liability) at December 31, 2002 and 2001 is as follows:

(dollars in thousands)	2002	2001
Deferred tax asset:		
Allowance for loan losses	$ 4,034	$3,168
Deferred directors' fees	102	106
Real estate owned	271	6
Deferred compensation	230	225
Unrealized loss on cash flow hedges	638	–
Other	394	16
Subtotal	5,669	3,521
Deferred tax liability:		
FHLB stock	(1,045)	(914)
Premises and equipment	(1,579)	(1,807)
Acquisition premium	(727)	–
Unrealized gain on investments classified as available for sale	(1,021)	(398)
Other	(274)	(72)
Subtotal	(4,646)	(3,191)
Deferred tax asset, net	$ 1,023	$ 330

A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 2002 and 2001 is as follows:

(dollars in thousands)	2002	2001
Balance, beginning	$ 330	$ 2,070
Deferred tax expense, charged to operations	678	(107)
Other comprehensive income, charged to equity	15	(1,633)
Balance, ending	$1,023	$ 330

Retained earnings at December 31, 2002 and 2001 included approximately $14,791,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 11 - EARNINGS PER SHARE:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan ("ESOP") of 126,287, 179,007 and 235,748 shares at December 31, 2002, 2001 and 2000, respectively and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") of 146,662, 172,573 and 187,454 shares at December 31, 2002, 2001 and 2000, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 14,000, 44,283 and 238,507 and RRP grants of 7,000, 6,026 and 73,500 at December 31, 2002, 2001 and 2000, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,		
	2002	2001	2000
Numerator:			
Income applicable to common shares	$18,453,000	$14,508,000	$12,975,000
Denominator:			
Weighted average common shares outstanding	5,662,810	5,843,861	6,056,148
Effect of dilutive securities:			
Stock options outstanding	420,788	267,618	46,821
RRP grants	35,846	31,479	10,602
Weighted average common shares outstanding - assuming dilution	6,119,444	6,142,958	6,113,571
Earnings per common share	$ 3.26	$ 2.48	$ 2.14
Earnings per common share – assuming dilution	$ 3.02	$ 2.36	$ 2.12

NOTE 12 - CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2002 and 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are also presented in the table.

(dollars in thousands)	Actual Amount	Actual Ratio	Minimum Amount	Minimum Ratio	Well Capitalized Amount	Well Capitalized Ratio
December 31, 2002						
Tier 1 leverage capital:						
IBERIABANK Corporation	$113,469	7.62%	$59,536	4.00%	$ N/A	N/A%
IBERIABANK	104,715	7.05	59,393	4.00	74,241	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	113,469	10.66	42,596	4.00	N/A	N/A
IBERIABANK	104,715	9.86	42,501	4.00	63,752	6.00
Total risk-based capital:						
IBERIABANK Corporation	126,570	11.89	85,191	8.00	N/A	N/A
IBERIABANK	117,816	11.09	85,003	8.00	106,254	10.00
December 31, 2001						
Tier 1 leverage capital:						
IBERIABANK Corporation	$ 98,011	6.95%	$56,406	4.00%	$ N/A	N/A%
IBERIABANK	101,886	7.23	56,365	4.00	70,457	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	98,011	9.96	39,368	4.00	N/A	N/A
IBERIABANK	101,886	10.35	39,364	4.00	59,047	6.00
Total risk-based capital:						
IBERIABANK Corporation	109,128	11.09	78,736	8.00	N/A	N/A
IBERIABANK	113,003	11.48	78,729	8.00	98,411	10.00

NOTE 13 – BENEFIT PLANS:

401(K) PROFIT SHARING PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2002, 2001 and 2000. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

EMPLOYEE STOCK OWNERSHIP PLAN

In 1995, the Company established an ESOP for the benefit of all eligible employees of the Bank. The leveraged ESOP is accounted for in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Procedures ("SOP") 93-6, *Employers' Accounting for Employee Stock Ownership Plans.*

Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12- month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that contributions will be made to the plan in amounts necessary to amortize the debt to the Company over a period of 10 years.

Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares have been used to pay the ESOP debt.

Compensation cost related to the ESOP for the years ended December 31, 2002, 2001 and 2000 was $1,621,000, $1,238,000 and $741,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $4,065,000 and $4,217,000 at December 31, 2002 and 2001, respectively.

A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

	2002	2001	2000
Shares allocated beginning of year	355,789	343,029	304,067
Shares allocated during the year	50,899	54,539	58,183
Shares distributed during the year	(35,163)	(41,779)	(19,221)
Total allocated shares held by ESOP at year end	371,525	355,789	343,029
Unreleased shares	101,219	152,118	206,657
Total ESOP shares	472,744	507,907	549,686

STOCK OPTION PLANS

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted have vesting periods from two to seven years. There was no compensation expense recorded in 2002, 2001 or 2000 related to stock option plans. At December 31, 2002 future awards of 295,009 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plans.

The following table summarizes the activity related to stock options:

	Options Outstanding	Weighted Average Exercise Price
At January 1, 2000	869,347	$17.02
Granted	105,100	13.93
Canceled	(50,632)	17.47
Exercised	–	–
At December 31, 2000	923,815	16.64
Granted	199,833	25.92
Canceled	(63,981)	17.94
Exercised	(48,781)	16.48
At December 31, 2001	1,010,886	18.40
Granted	198,750	29.51
Canceled	(19,933)	22.38
Exercised	(66,229)	18.06
At December 31, 2002	1,123,474	$20.31
Exercisable at December 31, 2000	381,258	$16.54
Exercisable at December 31, 2001	447,806	$16.57
Exercisable at December 31, 2002	532,603	$17.20

The following table presents the weighted average remaining life as of December 31, 2002 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable	
Exercise Price Range Per Share	Number Of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number Of Options	Weighted Average Exercise Price
$13.38 to $15.06	189,369	$13.74	7.1 years	71,716	$13.75
$15.88	384,926	$15.88	3.4 years	334,279	$15.88
$16.31 to $19.75	58,500	$18.28	6.0 years	33,643	$18.21
$20.25 to $25.00	128,745	$22.39	6.6 years	52,285	$22.31
$25.13 to $29.80	339,434	$27.50	8.7 years	40,680	$26.70
$34.28 to $40.09	22,500	$36.67	9.4 years	–	–

In October 1995, the FASB issued FAS 123, which requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying FAS 123 would result in pro forma net income and earnings per share amounts as follows:

	2002	2001	2000
Net income:			
As reported	$18,453	$14,508	$12,975
Pro forma	$17,422	$13,847	$12,530
Earnings per share:			
As reported – basic	$ 3.26	$ 2.48	$ 2.14
diluted	$ 3.02	$ 2.36	$ 2.12
Pro forma – basic	$ 3.08	$ 2.37	$ 2.07
diluted	$ 2.89	$ 2.28	$ 2.06

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2002, 2001 and 2000 grants: dividend yields of 2.10, 2.64 and 4.21 percent; expected volatility of 18.32, 29.91 and 25.53 percent; risk-free interest rate of 5.04, 5.30 and 6.35 percent; and expected lives of 7.0, 8.5 and 8.5 years. The weighted average fair value per share at the date of grant for shares granted during 2002, 2001 and 2000 was $7.14, $8.54 and $3.46, respectively.

RESTRICTED STOCK PLANS

The Company established the RRP for certain officers and directors during the year ended December 31, 1996. A supplemental stock benefit plan adopted in 1999 and the 2001 Incentive Plan also allow grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2002, 2001 and 2000 the amount included in compensation expense was $596,000, $479,000 and $612,000 respectively. At December 31, 2002, 43,114 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2002, 2001 and 2000 was $30.74, $28.00 and $14.49, respectively. A summary of the changes in awarded shares follows:

	2002	2001	2000
Balance, beginning of year	90,967	132,280	155,754
Granted	35,000	4,313	13,600
Forfeited	(1,716)	(17,008)	(5,142)
Earned and issued	(27,558)	(28,618)	(31,932)
Balance, end of year	96,693	90,967	132,280

NOTE 14 – RELATED PARTY TRANSACTIONS:

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $1,319,000 and $1,213,000 at December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, total principal additions were $130,000 and total principal payments were $24,000.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS, COMMITMENTS AND CONTINGENCIES:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments.

At December 31, 2002 and 2001, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount	
(dollars in thousands)	2002	2001
Commitments to grant loans	$ 23,071	$ 18,278
Unfunded commitments under lines of credit	193,876	149,077
Commercial and standby letters of credit	1,503	2,212

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

At December 31, 2002 and 2001, the Company had no derivatives other than interest-rate swaps accounted for as cash-flow hedges. Derivatives are investments in financial instruments or agreements whose value is linked to or derived from changes in the value of some underlying assets or index. Examples of derivatives include futures, forward contracts, option contracts, interest-rate swap agreements and other financial arrangements with similar characteristics.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

NOTE 16 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value. The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values.

Investment Securities: Fair value equals quoted market prices and dealer quotes.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2002 and 2001, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2002 and 2001 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2002 and 2001 for deposits of similar remaining maturities.

Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term Borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Fair values are estimated using independent pricing sources.

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, have no current fair value.

The estimated fair values and carrying amounts of the Company's financial instruments are as follows:

	December 31, 2002		December 31, 2001	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 63,775	$ 63,775	$ 51,681	$ 51,681
Investment securities	368,122	370,236	321,907	321,941
Loans and loans held for sale, net	1,040,074	1,054,414	960,765	990,079
Financial Liabilities				
Deposits	$1,242,232	$1,245,646	$1,237,394	$1,245,014
Short-term borrowings	96,803	96,803	12,339	12,339
Long-term debt	75,458	77,180	31,437	31,230
Derivative instruments	1,822	1,822	-	-

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 17 – COMPREHENSIVE INCOME:

The following is a summary of the components of other comprehensive income:

	Years Ended December 31,		
(dollars in thousands)	2002	2001	2000
Unrealized gain (loss) on securities available for sale, net	$ 1,738	$ 4,784	$ 5,674
Unrealized gain (loss) on cash flow hedges	(1,822)	–	–
Reclassification adjustment for net (gains) losses realized in net income	42	(119)	1,759
Other comprehensive income (loss)	(42)	4,665	7,433
Income tax (expense) benefit related to other comprehensive income	15	(1,633)	(2,602)
Other comprehensive income (loss), net of income taxes	$ (27)	$ 3,032	$ 4,831

NOTE 18 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable without permission by the Bank in 2003 will be limited to 2003 earnings plus an additional $1,346,000.

Accordingly, at January 1, 2003, $139,567,000 of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $11,782,000.

NOTE 19 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

CONDENSED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

(dollars in thousands)	2002	2001
Assets		
Cash in bank	$ 9,552	$ 1,756
Investment in subsidiaries	141,223	138,298
Other assets	856	369
Total assets	$151,631	$140,423
Liabilities and Shareholders' Equity		
Liabilities	$ 12,033	$ 6,006
Shareholders' equity	139,598	134,417
Total liabilities and shareholders' equity	$151,631	$140,423

CONDENSED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(dollars in thousands)	2002	2001	2000
Operating income			
Dividends from subsidiaries	$18,000	$15,050	$ 9,600
Interest income	24	29	45
Total operating income	18,024	15,079	9,645
Operating expenses			
Interest expense	152	172	563
Other expenses	1,241	1,049	1,072
Total operating expenses	1,393	1,221	1,635
Income before income tax expense and increase in equity in undistributed earnings of subsidiaries	16,631	13,858	8,010
Income tax benefit	476	414	620
Income before increase in equity in undistributed earnings of subsidiaries	17,107	14,272	8,630
Increase in equity in undistributed earnings of subsidiaries	1,346	236	4,345
Net Income	$18,453	$14,508	$12,975

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(dollars in thousands)	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$18,453	$ 14,508	$12,975
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12	–	–
Increase in equity in net income of subsidiaries	(1,346)	(236)	(4,345)
Noncash compensation expense	596	479	579
Other, net	186	2,955	(2,355)
Net Cash Provided by Operating Activities	17,901	17,706	6,854
Cash Flows from Investing Activities			
Purchases of premise and equipment	(223)	–	–
Net Cash Used in Investing Activities	(223)	–	–
Cash Flows from Financing Activities			
Dividends paid to shareholders	(4,066)	(3,981)	(3,817)
Capital contributed to subsidiaries	(123)	(152)	(175)
Proceeds from long-term debt	10,000	–	4,650
Repayments of long-term debt	–	(9,225)	(3,000)
Net change in short-term borrowings	(4,250)	4,250	–
Payments received from ESOP	500	578	655
Payments to repurchase common stock	(12,644)	(8,414)	(5,377)
Proceeds from sale of treasury stock	701	283	–
Net Cash Used in Financing Activities	(9,882)	(16,661)	(7,064)
Net Increase (Decrease) in Cash and Cash Equivalents	7,796	1,045	(210)
Cash and Cash Equivalents at Beginning of Period	1,756	711	921
Cash and Cash Equivalents at End of Period	$ 9,552	$ 1,756	$ 711

NOTE 20 - QUARTERLY RESULTS OF OPERATIONS (unaudited):

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2002				
Total interest income	$22,174	$22,016	$21,720	$21,642
Total interest expense	7,723	7,078	6,710	6,447
Net interest income	14,451	14,938	15,010	15,195
Provision for loan losses	1,200	1,798	1,500	1,699
Net interest income after provision for loan losses	13,251	13,140	13,510	13,496
Noninterest income	3,587	4,942	4,733	4,604
Noninterest expense	10,321	11,195	11,299	11,217
Income before income taxes	6,517	6,887	6,944	6,883
Income tax expense	2,130	2,246	2,236	2,166
Net Income	$ 4,387	$ 4,641	$ 4,708	$ 4,717
Earnings per share - basic	$ 0.77	$ 0.81	$ 0.83	$ 0.85
Earnings per share - diluted	$ 0.72	$ 0.75	$ 0.76	$ 0.79

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001				
Total interest income	$25,762	$25,824	$25,222	$23,560
Total interest expense	13,030	12,314	11,626	9,048
Net interest income	12,732	13,510	13,596	14,512
Provision for loan losses	714	896	1,088	2,348
Net interest income after provision for loan losses	12,018	12,614	12,508	12,164
Noninterest income	3,248	3,744	3,673	4,479
Noninterest expense	8,921	9,863	9,622	10,154
Goodwill amortization	798	792	784	777
Income before income taxes	5,547	5,703	5,775	5,712
Income tax expense	2,056	2,116	2,111	1,946
Net Income	$ 3,491	$ 3,587	$ 3,664	$ 3,766
Earnings per share - basic	$ 0.59	$ 0.61	$ 0.62	$ 0.66
Earnings per share - diluted	$ 0.57	$ 0.58	$ 0.59	$ 0.63

corporate







directors and executive

BOARD OF DIRECTORS IBERIABANK CORPORATION

William H. Fenstermaker
Chairman of the Board,
IBERIABANK Corporation
President and Chief Executive Officer,
C.H. Fenstermaker and Associates, Inc.

E. Stewart Shea III
Vice Chairman of the Board,
IBERIABANK Corporation
Managing Partner, The Bayou Companies, L.L.C.
Managing Partner, Bayou Coating, L.L.C.

Elaine D. Abell
Attorney, private practice

Harry V. Barton, Jr.
Certified Public Accountant

Ernest P. Breaux, Jr.
Regional Operating Officer – Region IV,
Integrated Electrical Services
Chairman, Ernest P. Breaux Electrical, Inc.

Cecil C. Broussard
Associate Broker, Absolute Realty, Inc.

Daryl G. Byrd
President and Chief Executive Officer,
IBERIABANK Corporation and IBERIABANK

John N. Casbon
Executive Vice President,
First American Title Insurance Company
Chief Executive Officer and President,
First American Transportation Title
Insurance Company

Larrey G. Mouton
Owner and Manager,
Mouton Financial Services, L.L.C.

Jefferson G. Parker
Senior Vice President, Institutional Equities,
Howard Weil, a division of Legg Mason
Wood Walker, Inc.

EXECUTIVE OFFICERS IBERIABANK CORPORATION AND IBERIABANK

Daryl G. Byrd
President and Chief Executive Officer

Michael J. Brown
Senior Executive Vice President,
Chief Credit Officer

John R. Davis
Senior Executive Vice President,
Finance and Retail Strategy

George J. Becker III
Executive Vice President,
Corporate Secretary

Marilyn W. Burch
Executive Vice President,
Chief Financial Officer

MARKET PRESIDENTS IBERIABANK

Taylor F. Barras
New Iberia and Community Banks

Michael J. Brown
New Orleans

Stephen E. Durrett
North Louisiana

Patrick J. Trahan
Lafayette

ADVISORY BOARD members

NEW IBERIA MARKET

Taylor F. Barras — Market President
Cecil C. Broussard — Co-Chairman
E. Stewart Shea III — Co-Chairman
Dr. John L. Beyt III
Martha B. Brown
Dr. George B. Cousin
David D. Daly
J. David Duplantis
Cecil A. Hymel II
Edward P. Landry
Thomas R. LeBlanc
Diane Musson
Glen J. Ritter
John Jeffrey Simon

LAFAYETTE MARKET

Patrick J. Trahan — Market President
Elaine D. Abell — Chairman
Clay Morgan Allen
Bennett Boyd Anderson, Jr.
Charles Theodore Beaullieu, Sr.
Dr. Charles W. Boustany, Jr.
Dr. Edward F. Breaux
Richard D. Chappuis, Jr.
James M. Doyle
George E. Fleming
Charles T. Goodson
W. J. "Tony" Gordon III
Robert D. Lowe
Frank X. Neuner, Jr.
James Michael Poole, Sr.
Dwight S. Ramsay
Gail A. Romero
William W. Rucks III

NEW ORLEANS MARKET

Michael J. Brown — Market President
John N. Casbon — Co-Chairman
Jefferson G. Parker — Co-Chairman
John D'Arcy Becker
Darryl D. Berger
John D. Charbonnet
David L. Ducote
James P. Favrot
John D. Georges
William F. Grace, Jr.
Erik L. Johnsen
William H. Langenstein III
William M. Metcalf, Jr.
J. C. Rathborne
J. Benton Smallpage, Jr.
Stephen F. Stumpf
Steven W. Usdin
David R. Voelker



Shadows-On-The-Teche, New Iberia

corporate information



CORPORATE HEADQUARTERS

IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
(337) 521-4003

CORPORATE MAILING ADDRESS

P.O. Box 52747
Lafayette, LA 70505-2747

INTERNET ADDRESS

www.iberiabank.com

ANNUAL MEETING

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 7, 2003 at 10:00 a.m. in the Cabildo Room at the Hotel Inter-Continental, located at 444 St. Charles Avenue, New Orleans, Louisiana.

SHAREHOLDER ASSISTANCE

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.invrelations@RTCO.com

FOR INFORMATION

Copies of the Company's financial reports, including forms 10-K and 10-Q, are available without cost by sending a written request to Investor Relations at the corporate mailing address noted above. This and other information regarding IBERIABANK Corporation and IBERIABANK may be accessed from our web site. In addition, shareholders and others may contact:

Daryl G. Byrd
President and CEO
(337) 521-4003

John R. Davis
Senior Executive Vice President
(337) 521-4005

STOCK INFORMATION

	MARKET PRICE			DIVIDENDS
2002	HIGH	LOW	CLOSING	DECLARED
First Quarter	$34.67	$27.35	$34.67	$0.18
Second Quarter	$40.54	$34.77	$40.54	$0.18
Third Quarter	$41.00	$36.00	$37.63	$0.20
Fourth Quarter	$40.16	$35.64	$40.16	$0.20

	MARKET PRICE			DIVIDENDS
2001	HIGH	LOW	CLOSING	DECLARED
First Quarter	$26.25	$20.38	$23.88	$0.17
Second Quarter	$29.55	$23.06	$29.55	$0.17
Third Quarter	$30.13	$25.90	$28.60	$0.18
Fourth Quarter	$28.75	$26.15	$27.72	$0.18

At December 31, 2002, IBERIABANK Corporation had approximately 1,100 shareholders of record.

SECURITIES LISTING

IBERIABANK Corporation's common stock trades on the NASDAQ Stock Market under the symbol "IBKC". In local and national newspapers, the company is listed under "IBERIABANK".

DIVIDEND REINVESTMENT PLAN

IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided under Shareholder Assistance.

strength

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200 West Congress Street

Lafayette, LA 70501

337 521 4003

www.iberiabank.com

IBERIABANK Corporation